EXHIBIT 99.2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment Number 1
to the
FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934  ☐

For the year ended December 31, 2001

Amendment Filed July 9, 2002
Original Filing: May 17, 2002
Commission file number: 0-30262

Parthus Technologies plc
(Exact name of Registrant as specified in its charter)

Republic of Ireland
(Jurisdiction of incorporation of organization)

32-34 Harcourt Street
Dublin 2
Republic of Ireland
Tel: 011-353-1-402-5700
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of Each Exchange on Which Registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing ten ordinary shares, nominal value €0.000317 per share.	Nasdaq National Market

Ordinary shares, nominal value €0.000317 per share*	Nasdaq National Market

*
The ordinary shares are not traded on the Nasdaq National Market but are registered only in connection with the registration of American Depositary Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2001: 581,180,431 nominal value €0.000317 per share

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes  ☒  No  ☐

Indicate by check mark which financial statement item the Registrant has elected to follow.  Item 17  ☐  Item 18  ☒

PARTHUS TECHNOLOGIES PLC

Annual Report on Form 20-F
For The Year Ended December 31, 2001

Amendment Number 1 dated July 9, 2002

i

CROSS REFERENCES TO FORM 20-F

		Page
Item 1:	Identity of Directors, Senior Management and Advisers	n/a
Item 2:	Offer Statistics and Expected Timetable	n/a
Item 3:	Key Information
	Selected Consolidated Financial and Statistical Data	3
	Exchange Rate Information	n/a
	Risk Factors	21
Item 4:	Information on the Company
	History and Development of the Company	55
	Business Overview	30
	Organizational Structure	46
	Property, Plant and Equipment	45
Item 5:	Operating and Financial Review and Prospects	6
	Liquidity and Capital Resources	11, 16
	Research and Development; Patents and Licenses	43
Item 6:	Directors, Senior Management and Employees
	Directors and Senior Management	47
	Employees	45
Item 7:	Major Shareholders and Related Party Transactions
	Major Shareholders	53
	Related Party Transactions	54
Item 8:	Financial Information (See Item 18 and the financial statements beginning on page F–1)	–
	Litigation	55
	Dividend Policy	55
Item 9:	The Offer and Listing
	Markets	56
Item 10:	Additional Information
	Articles of Association	55
	Material Contracts	65
	Exchange Controls	56
	Taxation	57
	Documents on Display	65
	Subsidiary Information	–
Item 11:	Quantitative and Qualitative Disclosure About Market Risk	17
Item 12:	Description of Securities Other Than Equity Securities	n/a
Item 13:	Defaults, Dividend Arrearages and Delinquencies	none
Item 14:	Material Modifications to the Rights of Security Holders and Use of Proceeds	none
	Use of Proceeds	57
Item 18:	Financial Statements	F–1
Item 19:	Exhibits (See Exhibit Index)	–

ii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Our financial statements are presented in U.S. dollars and have been prepared in accordance with United States generally accepted accounting principles. Our fiscal year ends on December 31.

Unless the context otherwise indicates, references to “Parthus”, “we” or “us” includes Parthus Technologies plc and its subsidiaries. Unless otherwise specified, all references to “U.S. dollars”, “dollars” or “$” are to United States dollars, the legal currency of the United States of America. All references to “euro” or “€” are to the euro, the legal currency of the member countries of the European Monetary Union. All references to “British pounds” or “£” are to the British pound, the legal currency of the United Kingdom. Our ordinary shares trade on the London Stock Exchange in British pounds and our ADSs are quoted on the Nasdaq National Market in U.S. dollars.

On April 7, 2000, we reorganized our equity share capital. Following this reorganization, we have one class of share in issue. All presentations of financial and other information in this annual report reflect this reorganization. All references to share and per share amounts have been restated to reflect share splits that we effected on April 20, 2000 and February 29, 2000 and a bonus issue that we effected on September 29, 1997.

We hold European Community trademarks for Parthus, the Parthus logo and BlueStream. The registration of the following trademarks is pending in the United States: Parthus, the Parthus logo, MachStream, MobiStream, WarpStream, MediaStream, BlueStream and NavStream. Application for the following trademarks is pending in other jurisdictions: Parthus, the Parthus logo, MachStream, MobiStream, WarpStream, MediaStream, InfoStream, BlueStream and NavStream. The following trademarks are in use: In8Stream and PLLXpert.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that involve risks and uncertainties. Discussions containing forward-looking statements may be found in the material set forth under “Risk Factors” and “Operating and Financial Review” as well as in the annual report generally. We generally use words such as “believes”, “intends”, “expects”, “anticipates”, “plans” and similar expressions to identify forward-looking statements. This annual report also contains third-party estimates regarding the size and growth of the wireless communications, mobile Internet and semiconductor markets in general. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described below under “Risk Factors” and elsewhere in this annual report.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, levels of activity, performance, achievements or other matters covered in such forward-looking statements will meet these expectations. Except as may be required under applicable law, we are under no duty to update any of the forward-looking statements after the date of this annual report to conform these statements to actual results or to changes in our expectations.

iii

PROPOSED COMBINATION WITH CEVA, INC.

In April 2002, we entered into an agreement with DSP Group, Inc. and Ceva, Inc., providing for the combination of Parthus with Ceva, the DSP cores licensing subsidiary of DSP Group. This combination, to be effected as a merger of equals, has been unanimously approved by the boards of directors of both companies. The new combined company, to be called ParthusCeva, Inc., will be incorporated in Delaware and headquartered in San Jose, California, with principal executive offices in Dublin, Ireland and Herzeliya, Israel.

The combination will create a combined company that we believe will be in a leadership position in the market for digital signal processing (DSP) cores and platform-level IP—the core technologies for all digital communications and multimedia devices. We expect that DSP technology will be fundamental to our customers as they target their products at high-growth markets such as wireless communications, mobile computing, automotive applications, consumer entertainment and computer networking. The combination of Parthus and Ceva will create what we believe will be the leading independent provider of DSP-based IP solutions, with strong customer penetration of many of the world’s largest semiconductor companies and original equipment manufacturers (OEMs). ParthusCeva will be able to offer an integrated IP solution—including communications, applications and multimedia IP built around the company’s DSP core technology. This integrated solution will favorably position ParthusCeva to exploit the industry trend towards the licensing of open-standard IP architectures for the digital economy. Key strengths of ParthusCeva are expected to include:

•	Market leadership in both DSP cores and platform-level IP solutions that build around both DSP and leading RISC cores;

•	A strong position in large and fast-growing markets such as wireless communications, mobile computing, automotive applications, consumer entertainment and computer networking;

•	Strong product offerings, including IP solutions for key applications such as Bluetooth, GPS, W-CDMA, VoIP and MP3;

•	The ability to exploit the industry shift toward the licensing of open-standard processor architectures;

•	Blue-chip semiconductor and OEM customers (including nine out of the top-10 semiconductor companies) with demonstrated strong customer retention and significant cross-selling opportunities;

•	A demonstrated management team; and

•	A proven business model with scalable, high margin revenues.

Under the terms of the combination, we expect that:

•	DSP Group will contribute its DSP cores licensing business, as well as $40 million in net cash, to its wholly owned subsidiary, Ceva, Inc.;

•	Ceva will then be spun off to the existing shareholders of DSP Group, who will thereby become direct shareholders of Ceva;

•	Parthus will distribute an aggregate of $60 million to its existing shareholders in the form of a repayment of share capital;

•	Parthus and Ceva will combine;

•	Ceva will issue common stock to the existing shareholders of Parthus;

•	Ceva will change its name to ParthusCeva, Inc.;

•
Immediately following these transactions, existing Parthus shareholders will hold approximately 49.9% of the combined entity and existing DSP Group shareholders will hold the remaining approximately 50.1%;

•	Existing options to purchase ordinary shares of Parthus will be assumed by PathusCeva and become options to purchase common stock of ParthusCeva;

•
ParthusCeva’s pro forma net cash position upon closing of the combination will be in excess of $80 million (reflecting $40 million net cash to be contributed by DSP Group and the cash to be retained by Parthus following its planned $60 million capital repayment to Parthus shareholders); and

•	ParthusCeva’s common stock will be quoted on Nasdaq and traded on the London Stock Exchange.

ParthusCeva will be headquartered in San Jose, California, and will have more than 400 employees, including approximately 330 involved in research and development. The board of ParthusCeva will comprise eight members in total, including five non-executive directors. Key executives of ParthusCeva will include:

•	Eli Ayalon, currently Chairman and Chief Executive Officer of DSP Group, who will serve as Chairman of ParthusCeva;

•	Brian Long, currently Chief Executive Officer of Parthus, who will serve as Vice Chairman of ParthusCeva;

•	Kevin Fielding, currently President of Parthus, who will become Chief Executive Officer and a board member of ParthusCeva;

•	Gideon Wertheizer, currently Executive Vice President of DSP Group, who will become Executive Vice President -Business Development and Chief Technology Officer of ParthusCeva;

•	Eoin Gilley, currently Chief Operating Officer of Parthus, who will become Chief Operating Officer of ParthusCeva; and

•	Elaine Coughlan, currently Chief Financial Officer of Parthus, who will become the Chief Financial Officer of ParthusCeva.

We expect the combination to be completed by the end of third quarter of 2002. The transaction is subject to:

•	receipt of a favorable private letter ruling from the U.S. Internal Revenue Service regarding the tax-free spin-off of the Ceva business by DSP Group,

•	approval by Parthus shareholders of the combination and the repayment of capital,

•	the approval of the Irish High Court of a scheme of arrangement in accordance with Irish companies legislation, and

•	other customary closing conditions.

SELECTED FINANCIAL DATA

The consolidated financial data set forth below for each of the years in the five-year period ended December 31, 2001, have been derived from our audited consolidated financial statements. We have prepared our consolidated financial statements in accordance with U.S. generally accepted accounting principles, and our financial statements have been audited by KPMG, independent chartered accountants. The data set forth below should be read in conjunction with “Operating and Financial Review “ and our audited consolidated financial statements and the related notes for the three years ended December 31, 2001 included elsewhere in this annual report.

	Year Ended December 31,
	1997	1998	1999	2000	2001
	(in thousands, except per share data)
Statement of Operations Data:
Revenue
IP license	$—	$119	$5,214	$16,059	$29,998
IP creation	12,820	15,450	13,826	12,433	6,756
Hard IP	—	—	—	3,428	4,165

Total revenue	12,820	15,569	19,040	31,920	40,919
Cost of revenue
IP license	—	—	(983)	(2,960)	(5,052)
IP creation	(7,459)	(8,621)	(8,325)	(8,334)	(4,751)
Hard IP	—	—	—	(2,116)	(2,261)

Total cost of revenue	(7,459)	(8,621)	(9,308)	(13,410)	(12,064)
Gross margin	5,361	6,948	9,732	18,510	28,855
Research and development	(1,086)	(3,372)	7,128	19,090	29,994
Sales and marketing	(812)	(1,200)	2,479	9,012	11,054
General and administrative	(1,031)	(1,369)	2,994	9,741	7,364
Amortization of goodwill & intangible assets	—	—	—	(1,081)	(9,195)
In-process research & development charge	—	—	—	—	(10,895)
Restructuring charge	—	—	—	—	(765)

Total operating expenses	(2,929)	(5,941)	(12,601)	(38,924)	(69,267)

Income (loss) from operations	2,432	1,007	(2,869)	(20,414)	(40,412)
Interest income, net	56	127	145	5,346	6,394
Foreign exchange gain (loss)	—	—	241	434	(241)
Minority interest	(183)	(186)	(75)	(204)	(100)

Income (loss) before income taxes	2,305	948	(2,558)	(14,838)	(34,359)
Provision for income taxes	(312)	(231)	—	(1,205)	(300)

Net income (loss)	1,993	717	(2,558)	(16,043)	(34,659)

Preferred dividends	—	(29)	(54)	(15)	—

Net income (loss) available to ordinary shareholders	$1,993	$688	$(2,612)	$(16,058)	$(34,659)

Net income (loss) per ordinary share Basic and diluted	$0.006	$0.002	$(0.007)	$(0.034)	$(0.062)

Shares used in computing net income (loss) per ordinary share

Basic	314,022,800	317,075,870	362,473,760	471,389,525	558,946,827

Diluted	356,688,700	386,074,820	362,473,760	471,389,525	558,946,827

Non-cash stock compensation expenses of $52,000, $5,540,000 and $1,806,000 for the years ended December 31, 1999, 2000 and 2001 have been recorded as follows:

	Year Ended December 31,
	1999	2000	2001
	(in thousands)
Research and development	$36	$923	$1,416
Sales and marketing	12	120	197
General and administrative	4	4,497	193

	$52	$5,540	$1,806

	December 31,
	1997	1998	1999	2000	2001
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$3,415	$14,350	$10,314	$159,865	$121,503
Working capital	3,365	13,117	8,057	147,386	107,273
Total assets	7,626	19,208	16,900	179,246	205,820
Minority interest	755	989	909	1,001	—
Redeemable shares	987	2,598	1,635	—	—

Total shareholders’ equity	$3,558	$12,109	$7,881	$157,516	$182,087

First Quarter 2002

The consolidated financial data set forth below for the quarters ended March 31, 2002, March 31, 2001 and December 31, 2001 have been derived from our unaudited financial statements.

	Quarter Ended
	March 31, 2002	March 31, 2001	December 31, 2001
	(in thousands)
Revenue
IP licensing	$8,925	$5,850	$8,737
IP creation	831	2,400	1,198
Hard IP	917	1,513	579

Total revenue	10,673	9,763	10,514
Cost of revenue
Licensing and royalties	1,443	986	1,502
IP creation	580	1,692	844
Hard IP	494	824	315

Total cost of revenue	2,517	3,502	2,661

Gross margin	8,156	6,261	7,853

Operating expenses
Research & development	7,637	6,249	8,079
Sales & marketing	2,364	2,704	2,803
General & administration	1,643	1,938	1,791
Amortization of goodwill & intangible assets	340	366	3,810
Restructuring charge	—	—	765
Loss on disposal of division	213	—	—

Total operating expenses	12,197	11,257	17,248

Loss from operations	(4,041)	(4,996)	(9,395)
Interest & similar income, net	680	2,113	1,341
Foreign exchange gain/(loss)	66	(41)	(43)
Minority interest	—	(50)	—

Loss before income tax	(3,295)	(2,974)	(8,097)
Provision for income taxes	—	(150)	—

Net loss	$(3,295)	$(3,124)	$(8,097)

Net loss per ordinary share (basic and diluted)	$(0.006)	$(0.006)	$(0.014)
Weighted average number of ordinary shares (‘000)	581,528	532,627	579,811

Non-cash stock compensation expenses of $525,000, $336,000 and $525,000 for the quarters ended March 31, 2002, March 31, 2001 and December 31, 2001 have been recorded as follows:

	Quarter ended
	March 31, 2002	March 31, 2001	December 31, 2001
	(in thousands)
Research and development	$407	$264	$414
Sales and marketing	61	35	57
General and administrative	57	37	54

	$525	$336	$525

March 31, 2002
Balance Sheet Data:	(in thousands)
Cash and cash equivalents	$115,840
Working Capital	101,319
Total assets	201,327
Total shareholders’ equity	179,383

OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our “Selected Financial Data” and our consolidated financial statements, including the related notes, each included elsewhere in this annual report.

Overview

We were established in 1993 as a contract developer of semiconductor intellectual property for semiconductor manufacturers and electronic product manufacturers. Between 1993 and 1998, we accumulated expertise in the design and development of digital, analog, mixed-signal and software technology for our customers, focusing in particular on data storage technologies.

In late 1998 we decided to leverage our existing expertise into new and emerging markets, refocusing our strategy to become a leading supplier of fully integrated platform solutions to electronic product manufacturers and semiconductor manufacturers for applications in the mobile Internet market. With this strategy, we generate revenues from IP licensing, IP creation, and Hard IP.

Principal Developments in 2001

Total revenue for the year increased 28% to $40.9 million from $31.9 million in 2000. IP licensing revenue was our largest revenue stream, accounting for 72% of total revenue in 2001. We entered into 25 license agreements during the year, including a portfolio license, with 14 new licensing customers, making a total of 74 license agreements in place by December 31, 2001.

In April 2001, we entered into a multi-year technology portfolio licensing and royalty agreement with STMicroelectronics for the complete suite of our mobile Internet IP platforms. In June 2001 we also acquired the remaining 20% minority interest in Silicon Systems Design Limited from STMicroelectronics for approximately $13.0 million in cash and approximately 18.4 million new Parthus ordinary shares.

In May 2001, we completed our acquisition of Chicory Systems Inc., a privately held company based in Austin, Texas, for approximately $11.7 million in cash and approximately 22.2 million of our ordinary shares, plus contingent consideration of up to a maximum of 21.9 million additional Parthus ordinary shares issuable upon the achievement of certain performance milestones. Through this transaction, we acquired Chicory’s advanced technology for accelerating mobile Internet applications by migrating complex systems software into high-performance silicon.

Recent Developments

In April 2002, we signed an agreement with DSP Group, Inc., and Ceva, Inc., providing for the combination of Parthus with Ceva, the intellectual property licensing subsidiary of DSP Group, in a merger of equals. Subject to tax and other regulatory approvals, we anticipate that this transaction will close in the third quarter of 2002. See “Proposed Combination with Ceva, Inc.” for more details.

In the first quarter of 2002 we announced a broad ranging strategic agreement with UbiNetics, an established expert and market leader in 3G wireless device technology. Under a license agreement, UbiNetics will integrate Parthus’ GPRS/GSM technology into its 3G WCDMA silicon and software technologies to create a fully integrated multi-mode 2.5G/3G (W-CDMA/GPRS/GSM) solution. Parthus will market this multi-mode 2.5G/3G solution as part of our portfolio of technologies, licensing the solution through our global sales channel and semiconductor relationships. To underpin the alliance, Parthus subscribed for a minority shareholding interest in UbiNetics.

Revenue

IP license.    The intellectual property that we license consists of IP that we developed in our IP creation business for other customers in the past, IP developed in our research and development activities and third-party IP, and consists of circuit designs, software and related documentation that enable a customer to produce integrated circuits and related technology and software.

Fees are payable upon completion of agreed-upon milestones, such as the delivery of specifications and technical documentation. Each license is designed to meet the specific requirements of the particular customer and can vary from rights to allow the customer to incorporate our technology into the customer’s own product to the complete design of a “system-on-a-chip” product by Parthus.

Revenue from initial license fees is recognized based on the percentage-of-completion method over the period from signing of the license to customer acceptance. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date on the project compared with the total estimated project requirements, which corresponds to the costs of earned revenue. We continuously review the expected time of customer acceptance based on our experience with similar projects and make adjustments in revenue recognition accordingly. As a result of this method of revenue recognition, payment and the recognition of revenue are often not contemporaneous. This timing difference means that we typically have deferred, and may occasionally have accrued, revenue on our balance sheet.

In addition to the initial license fees, we receive revenue in two additional ways under our license agreements: re-use fees and per-unit royalties. We will receive re-use fees each time a manufacturer uses intellectual property licensed from us to manufacture a different product. Per-unit royalties are calculated either as a percentage of the licensee’s sale price for products containing our IP or as a fixed amount per unit sold. Alternatively, licensees may pay a one-time buyout fee in lieu of subsequent re-use fees and per-unit royalties. These per-unit royalties are payable by licensees upon shipment of products and we will recognize revenue as they are earned. Through December 31, 2001, we had entered into 51 contracts that provide for us to receive royalties.

IP creation.    Historically, the most significant component of our revenue arose from payments for IP creation. For 1999, IP creation accounted for 73% of our total revenue, compared with 39% of our total revenue in 2000 and 17% of our total revenue in 2001. We expect our new multi-technology portfolio agreement with STMicroelectronics to result in a further significant reduction in the level of IP creation revenue in absolute terms and as a percentage of revenue, as a greater proportion of our business with STMicroelectronics will be based on the IP licensing model. As noted above, our IP creation contracts are usually multi-year contracts. IP creation involves the performance of fee-for-service contracts that are reimbursed on a time-and-materials basis. It is our policy to retain ownership of, or rights to use, the IP created pursuant to our IP creation arrangements. Under the overall terms of a typical IP creation contract we agree to perform specific projects. We recognize revenue from IP creation when the service has been provided and all obligations to the customer under the contract have been fulfilled.

Hard IP.    We refer to the incorporation of our intellectual property into reference designs (either as silicon chips or printed circuit boards) as Hard IP.

Cost of Revenue

Cost of IP license revenue includes related labor costs directly attributable to developing or customizing the licensed technology to the customer’s specific needs.

Cost of IP creation revenue includes related labor, travel and other non-recoverable costs directly attributable to consulting work performed for third parties as well as the costs of support and maintenance services to licensees.

Cost of Hard IP revenue includes labor costs and materials directly attributable to the production of reference boards incorporating our IP.

Gross Margin

Our IP license margin reflects the economies associated with licensing previously developed technology. Accordingly, we believe that the margins to be earned on our IP license business will continue to be significantly higher than the margins earned on either our IP creation business or Hard IP business.

Operating Expenses

Our operating expenses increased due to our continued investment, internally and by acquisition, in developing and licensing a strong portfolio of technology platforms.

Research and development expenses consist primarily of related labor and associated costs connected with the development of our intellectual property. Because technological feasibility is generally not established until all design, coding and testing activities are completed, we expense all development costs as incurred. Work that we perform to develop technology for customers on a fee-for-services basis is not included in research and development expenses; nevertheless, we generally retain the right to use intellectual property developed in this manner. Research and development expenses include payments that we make to third parties to license technology from them when we incorporate their technology into our intellectual property as part of our research and development activities.

Sales and marketing expenses consist of related labor costs, including commissions, travel and other costs associated with sales activity, as well as advertising, trade show participation, public relations and other marketing costs.

General and administrative expenses consist primarily of related labor and recruitment costs, information systems and technology, infrastructure, facilities costs, telephone and other office costs and depreciation.

Minority Interest

We performed much of our IP creation work through our subsidiary Silicon Systems Design Limited. STMicroelectronics owned 20% of that subsidiary until June 29, 2001 at which time we purchased its interest.

Provision for Income Taxes

We operate as a holding company with operating subsidiaries in Ireland, the United Kingdom and the United States. Each subsidiary is taxed based on the law of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, our consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, our tax rate may be affected by costs that are not deductible in certain jurisdictions for tax purposes, such as amortization of goodwill.

We have significant operations in the Republic of Ireland. Some of our Irish operating subsidiaries are taxed at rates substantially lower than U.S. or U.K. tax rates. Two Irish subsidiaries currently qualify for a 10% tax rate, which, under current legislation, will remain in force until December 31, 2010, and three other Irish subsidiaries qualify for an exemption from income tax as their revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act 1997. We currently anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, our operating results could be materially adversely affected.

Currency Risk

A portion of our revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar. Through 2001, we and all of our subsidiaries, other than our U.S. subsidiaries, had functional currencies other than the U.S. dollar. We have implemented a strategic shift over the past three years from being a contractor of semiconductor IP to being a supplier of platform solutions, with our emphasis on licensing to the semiconductor industry. Because this industry is predominantly U.S.-dollar-based, the economic environment in which we operate has consequently shifted to the U.S. dollar. This is evidenced by the fact that the percentage of our revenues denominated in U.S. dollars has grown from approximately 30% in 1999, to 61% in 2000, to 85% in 2001; while the percentage of our total expenses denominated in U.S. dollars grew from approximately 19% in 1999, to 29% in 2000, to 41% in 2001; both of these are expected to continue to increase in 2002. As a result, beginning January 1, 2002, we and certain of our subsidiaries adopted the U.S. dollar as our functional currency. We do not anticipate that either changes in the underlying facts and circumstances noted above, or the change in functional currency, will have a material impact on our business or financial statements.

Certain of our subsidiaries continue to use functional currencies other than the U.S. dollar. These currencies may fluctuate significantly against the U.S. dollar. As a result of such currency fluctuations and the conversion to U.S. dollars for financial reporting purposes, we may experience fluctuations in our operating results on an annual and a quarterly basis. We have not in the past, but may in the future, hedge against fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience the effect of exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on our results of operations.

The conversion to the euro has not had a material effect on the pricing of, or the market for, our licenses and services, and we do not expect the conversion will have a material effect in future.

First Quarter 2002

The following is our discussion and analysis of our financial condition and results of operations for the quarter ended March 31, 2002.

First Quarter 2002 Compared with First and Fourth Quarters 2001

Revenue

Total revenue for the first quarter 2002 amounted to $10.7 million, a 9% year-on-year increase, and up by 2% on fourth quarter 2001 revenue. Licensing and royalty revenue grew to $8.9 million, up 52% from $5.9 million in the first quarter of 2001 and up 2% from $8.7 million in the fourth quarter of 2001. Royalty revenue was $263,000, up 129% compared with the fourth quarter 2001. Higher margin licensing and royalty revenue represented 84% of total revenue, up from 60% in the first quarter of 2001 and from 83% of total revenue in the fourth quarter 2001. IP creation revenue amounted to $831,000 in the first quarter 2002, down 31% from the fourth quarter 2001, reflecting the continued move away from IP creation to the IP licensing model. Hard IP revenue sequentially increased 58% to $917,000 from $579,000 in the fourth quarter 2001, reflecting improved volumes being shipped by our customers to end markets in the first quarter 2002.

Gross Margins

Gross margins grew to 76%, up 1% over the fourth quarter 2001 and a 12% increase year-on-year. The gross margin improvement reflects the planned shift in the mix of business and the continued growth of IP licensing activity.

Operating Expenses

Research and development expenses amounted to $7.6 million in the first quarter 2002 a decrease of 6% sequentially from $8.1 million in the fourth quarter 2001 as a result of the cost reduction measures described below.

Sales and marketing expenses decreased by 16% sequentially from $2.8 million in the fourth quarter 2001 to $2.4 million in the first quarter 2002 due to seasonal effects of commission payments in the fourth quarter 2001.

General and administrative expenses decreased by 8% sequentially from $1.8 million in the fourth quarter 2001 to $1.6 million as a result of the cost reduction measures described below.

Amortization of goodwill and intangibles decreased to $340,000 from $3.8 million in the fourth quarter 2001 due to the adoption of SFAS 142 “Goodwill and other intangible assets”. SFAS 142 changes the accounting for goodwill from an amortization method to an impairment-only approach.

One-time loss on disposal.    In March 2002, we transferred the assets and facility associated with our GSM/GPRS team to UbiNetics, resulting in a loss on disposal of $213,000.

Interest Income

Interest and similar income was $680,000 in the first quarter 2002, down from $1.3 million in the fourth quarter 2001. This reflects the impact of lower cash balances and the lower interest rate environment during the first quarter of 2002.

Operating Loss

Overall, the loss from operations in the first quarter 2002 decreased sequentially by $5.4 million or 56% to $4.0 million from $9.4 million in fourth quarter 2001. Of this decrease, $3.5 million resulted from the change in accounting from the amortization method to an impairment-only approach following the adoption of FAS 142.

Net Loss

The net loss for the first quarter 2002 was $3.3 million, representing a loss of $0.006 per ordinary share or $0.057 per ADS. This compares with a reported net loss for the fourth quarter 2001 of $8.1 million, or a loss of $0.014 per ordinary share or $0.14 per ADS.

Liquidity

At March 31, 2002, we had working capital of $101.3 million, including cash and cash equivalents of $115.8 million, compared with working capital of $107.3 million, including cash and cash equivalents of $121.5 million at December 31, 2001. Principal reasons for the change was our operating cash outflow of $2.1 million during the quarter and our investment of $4.5 million in UbiNetics.

Results of Operations

The following table presents our results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Year Ended December 31,
	1999	2000	2001
Revenue:
IP license	27%	50%	73%
IP creation	73	39	17
Hard IP	—	11	10

Total revenue	100	100	100
Cost of revenue:
IP license	5	9	12
IP creation	44	26	12
Hard IP	—	7	5

Total cost of revenue	49	42	29
Gross margin	51	58	71

Operating expenses:
Research and development	37	60	73
Sales and marketing	13	28	27
General and administrative	16	30	19
Amortization of goodwill &intangible assets	—	3	22
In-process research & development charge	—	—	27
Restructuring charge	—	—	2

Total operating expenses	66	121	170

Loss from operations	(15)	(63)	(99)
Other income :
Interest income, net	1	16	16
Exchange gain, net	1	1	(1)

Minority interest	—	(1)	—

Loss before income taxes	(13)	(47)	(84)
Provisions for income taxes	—	(3)	(1)

Net loss	(13)%	(50)%	(85)%

2001 Compared with 2000

Revenue

Total revenue increased by 28% from $31.9 million in 2000 to $40.9 million in 2001. The increase in total revenue was due to the increase in IP license revenue and Hard IP revenue, offset by a continued anticipated decrease in IP creation revenue. We continued to expand our customer base in 2001, while maintaining and extending existing key relationships. Revenue from our largest customer, STMicroelectronics, although higher in absolute terms, decreased to 31% of total revenue compared with 39% in 2000, a direct result of broadening our customer base.

In terms of geographic spread, we improved our penetration into the Asian market, which accounted for 11% of total revenue in 2001 compared to 6% in 2000. The United States and Europe represented 47% and 42% of total revenue in 2001 respectively, compared to 2000 when each represented 47% of total revenue.

IP license revenue increased by 87% from $16.1 million, or 50% of total revenue, in 2000 to $30.0 million, or 73% of total revenue, in 2001. The increase reflects the strong licensing activity during 2001. IP license revenue from royalties increased to $532,000 compared to $124,000 in the previous year. Royalty revenue was first recognized in the third quarter of 2000.

IP creation revenue decreased from $12.4 million, or 39% of total revenue, in 2000 to $6.8 million, or 17% of total revenue, in 2001. This decrease was attributable to a planned reduction in the number of IP creation engagements in 2001 as we continued to focus our resources on expanding our IP license business.

Hard IP revenue increased by 2% from $3.4 million, or 11% of total revenue, in 2000 to $4.2 million, or 10% of total revenue, in 2001. We expect Hard IP revenue to remain relatively constant in absolute terms but to decrease as a percentage of total revenue over the next several years.

Cost of Revenue

Total cost of revenue decreased by 11% from $13.4 million, or 42% of total revenue, in 2000 to $12.1 million, or 29% of total revenue, in 2001. Gross margin increased to 71% in 2001 from 58% in 2000. The increase in total cost of revenue and gross margin was due primarily to the continuing change in revenue mix, with the majority of revenue derived from higher gross margin IP licensing activity.

Cost of IP license revenue increased by 71% from $3.0 million, or 19% of IP license revenue, in 2000 to $5.1 million, or 17% of IP license revenue, in 2001. We expect this line item to continue to decrease in future periods as a percentage of IP license revenue as we receive royalties from our customers, because the associated costs are minimal.

Cost of IP creation revenue decreased from $8.3 million, or 67% of IP creation revenue, in 2000 to $4.8 million, or 70% of IP creation revenue, in 2001. The increase in cost of IP creation revenue as a percentage of IP creation revenue was primarily due to increased labor costs. We expect that these costs may continue to increase as a percentage of IP creation revenue due to continuing increases in labor costs.

Cost of Hard IP revenue marginally increased from $2.1 million in 2000 to $2.3 million in 2001. Cost of Hard IP revenue as a percentage of Hard IP revenue decreased from 62% in 2000 to 54% principally due to change in product mix with focus on higher margin products.

Operating Expenses

Total operating expenses for 2001 were $69.3 million, an increase of 78%. This increase was due to our continued investment, internally and by acquisition, in developing and licensing a strong portfolio of technology platforms. The investment has resulted in higher engineering staff, facilities costs, patent costs and depreciation charges throughout, as planned, 2001. We incurred a one-time non-cash charge of $10.9 million in the third quarter 2001 relating to in-process R&D in connection with our acquisition of Chicory Systems Inc. We also incurred a restructuring charge of $765,000, representing severance charges following a headcount reduction of 29 employees in December 2001. Amortization charges for 2001 of $9.2 million increased by $8.1 million from $ 1.1 million in 2000 reflecting the impact of acquisitions made during 2001. Non-cash stock compensation expense decreased from $5.5 million in 2000 to $1.8 million in 2001 due to one-time charges in 2000. The increase also reflects the continued expansion of our sales and marketing and administrative capabilities to support and leverage our investments.

Research and development expenses, the largest element of operating expenses, increased by 57% from $19.1 million, or 60% of total revenue, in 2000 to $30.0 million, or 73% of total revenue, in 2001. We view research and development as a principal strategic investment and have continued our commitment to invest heavily in this area. This commitment is reflected primarily in higher labor and associated costs resulting from increased headcount throughout 2001 and increased investment in design tools and sub-contract design. The number of research and development personnel was 307 at December 31, 2001 compared with 308 in 2000 and during 2001 peaked at 336. Included in research and development expenses is a non cash stock compensation charge of $1.4 million which increased from $0.9 million in 2000.

Sales and marketing expenses increased by 22% from $9.0 million, or 28% of total revenue, in 2000 to $11.1 million, or 27% of total revenue, in 2001. The increase primarily resulted from the recruitment of additional sales personnel into our existing sales operations to a peak of 49 during 2001 compared to 40 in 2000, related sales commissions and increases in our direct marketing activities and travel costs.

General and administrative expenses decreased by 24% from $9.7 million, or 30% of total revenue, in 2000 to $7.4 million, or 19% of total revenue, in 2001. Included in general and administrative expenses is a non cash stock compensation charge of $0.2 million which decreased from $4.5 million in 2000. The charge in 2000 included a one-time non cash compensation expense of $4.3 million as a result of stock options which were granted to some of our executives. Excluding the non-cash stock compensation charge, general and administrative expenses increased by 37% from $5.2 million in 2000 to $7.2 million in 2001. This increase reflects the additional infrastructure costs associated with the successful integration of our acquisitions and increased facility costs arising from additional sales locations.

Amortization of goodwill & intangible assets increased from $1.1 million in 2000 to $9.2 million in 2001. The increase related primarily to the amortization of goodwill of $7.8 million on our acquisitions of Chicory Systems Inc. and the remaining 20% minority interest in Silicon Systems Design Limited.

In-process research & development charge of $10.9 million in 2001 represents a one time non cash charge relating to our acquisition of Chicory Systems Inc.

The value assigned to purchased in-process technology related to two microprocessor architecture projects, designated as Project A and Project B, was $7,370,000 and $3,525,000, respectively. These projects involved the development of technology to accelerate Internet applications by migrating complex software to silicon chips. Technological feasibility or commercial viability of these projects was not established at the acquisition date. These products were considered to have no alternative future use other than the technological indications for which they were in development. Projects A and B were estimated to be 80% and 50% complete, respectively, estimated costs to completion of these products were approximately $570,000 and $700,000, respectively, and discount rates of 35% and 40%, respectively, were used. Both projects involve completion of hardware and software elements. The hardware component must be finalized before the software piece (consisting of validation work, completion of the driver code, etc.) can be started. At the valuation date, Project A had not completed the software element and Project B had not completed the hardware component. These projects were expected to be completed by the end of 2001 when we expected to commence sales of the products. The principal risks relating to the development of the Project A product technology include developing the reference software and reference manual, testing and debugging. The principal risks relating to the development of the Project B product technology include completing the micro-architecture, developing the driver code and software for the end product, debugging and testing. Each of these steps must be completed before the products can be released into the market.

Our primary focus was on the completion of Project A, not only as a stand-alone architecture, but also with the ability to fully integrate it with existing and future Parthus technology platforms. Costs of approximately $700,000 were incurred on the completion of the Project A architecture. Project A was completed, in line with expectations, in the fourth quarter of 2001 and is the primary architecture used in our Machstream platform technology, which we are currently licensing.

In the third quarter of 2001 after a strategic review we decided to suspend further investment in Project B. We do not believe that this refocus of effort will adversely impact our overall expected return on investment, future results and financial condition.

Restructuring charge of $765,000 in 2001 represents severance charges following a headcount reduction of 29 employees in December 2001.

Interest Income

Interest income, net, increased from $5.3 million in 2000 to $6.4 million in 2001. The increase was due to higher cash balances held throughout 2001 as a result of the closing of our initial public offering in May 2000 and our follow-on offering in November 2000, which generated combined net proceeds to us of approximately $157 million. This was offset by the lower interest rate environment in 2001 which impacted overall returns on cash and cash equivalents invested.

Provision for Income Taxes

The provision for income taxes was $300,000 in 2001 compared to $1.2 million in 2000 and was provided for tax liabilities in non-Irish jurisdictions.

2000 Compared with 1999

Revenue

Total revenue increased by 68% from $19.0 million in 1999 to $31.9 million in 2000. The increase in total revenue was due to the increase in IP license revenue described below as well as the introduction of Hard IP revenue, offset in part by a planned decrease in IP creation revenue. We expanded our customer base significantly in 2000, while continuing to maintain and extend existing key relationships. Revenue from our largest customer, STMicroelectronics, although higher in euro terms, decreased to 39% of total revenue compared with 68% in 1999, a direct result of broadening our customer base and a weakening of the euro against the U.S. dollar.

In terms of geographic spread, we entered new markets in Asia in 2000, which accounted for 6% of total revenue for that year. We also achieved a greater balance between Europe and the United States as our customer based developed and expanded. Europe and the United States each represented 47% of our total revenue in 2000, compared to 68% and 32%, respectively, in 1999.

IP license revenue increased by 208% from $5.2 million, or 27% of total revenue, in 1999 to $16.1 million, or 50% of total revenue, in 2000. The increase in IP license revenue was driven by strong licensing activity and growth in average deal size. We also recognized IP license revenue from royalties for the first time in the third quarter of 2000. The amount of these royalties was $124,000 for the year.

We believe that license fees are likely to grow over time as a percentage of total revenue as demand for our intellectual property continues to grow.

IP creation revenue decreased by 10% from $13.8 million, or 73% of total revenue, in 1999 to $12.4 million, or 39% of total revenue, in 2000. This decrease was attributable both to the weakness of the euro against the U.S. dollar and to a planned reduction in the number of IP creation engagements in 2000 as we continued to refocus our resources on expanding our IP license business.

Hard IP revenue was $3.4 million in 2000. We had no Hard IP revenue in 1999. Our Hard IP revenue derives from our acquisition in March 2000 of the GPS division of Symmetricom Limited. We expect Hard IP revenue to remain relatively constant in absolute terms but to decrease as a percentage of total revenue over the next several years.

Cost of Revenue

Total cost of revenue increased by 44% from $9.3 million, or 49% of total revenue, in 1999 to $13.4 million, or 42% of total revenue, in 2000. Gross margin increased to 58% in 2000 from 51% in 1999. The increase in total cost of revenue and gross margin was due primarily to the continuing change in revenue mix, with the majority of revenue derived from higher gross margin IP licensing activity.

Cost of IP license revenue increased by 201% from $983,000, or 19% of IP license revenue, in 1999 to $3.0 million, or 18% of IP license revenue, in 2000. We expect this line item to decrease in future periods as a percentage of IP license revenue as we receive royalties from our customers, because royalty income has minimal associated costs.

Cost of IP creation revenue remained level at $8.3 million in 1999 and 2000, respectively, representing 60% of IP creation revenue in 1999 and 67% of IP creation revenue in 2000. The increase in cost of IP creation revenue as a percentage of IP creation revenue was primarily due to increased labor costs. We expect that these costs may continue to increase as a percentage of IP creation revenue due to continuing increases in labor costs.

Cost of Hard IP revenue amounted to $2.1 million in 2000, the first year in which we recognized Hard IP revenue. Cost of Hard IP revenue as a percentage of Hard IP revenue was 62% in 2000.

Operating Expenses

Total operating expenses for 2000 were $38.9 million, an increase of 209%. This increase was due to our significant investment in developing the licensing and royalty business model and launching key new product platforms, which resulted in planned higher engineering staff, facilities costs, patent costs and depreciation charges. The increase also reflects the continued expansion of our sales and marketing capabilities and the opening of sales offices in new geographic regions to support and leverage the R&D effort, as well as non cash stock compensation charges.

Research and development expenses, the largest element of operating expenses, increased by 169% from $7.1 million, or 37% of total revenue, in 1999 to $19.1 million, or 60% of total revenue, in 2000. We view research and development as a principal strategic investment and have continued our commitment to invest heavily in this area. This commitment is reflected primarily in higher labor and associated costs resulting from increased headcount, including through our acquisition of the GPS division of Symmetricom Limited. Research and development personnel increased to 308 as of December 31, 2000 from 205 as of December 31, 1999. Included in research and development expenses is a non-cash stock compensation charge of $0.9 million which increased from $36,000 in 1999.

Sales and marketing expenses increased by 260% from $2.5 million, or 13% of total revenue, in 1999 to $9.0 million, or 28% of total revenue, in 2000. The increase primarily resulted from the recruitment of additional sales personnel into our existing sales operations, the expansion of our sales offices into Japan, Korea, Finland and Sweden, related sales commissions, the launch of the new corporate brand and increases in our direct marketing activities and travel costs.

General and administrative expenses increased by 223% from $3.0 million, or 16% of total revenue, in 1999 to $9.7 million, or 30% of total revenue, in 2000. Included in general and administrative expenses is a non-cash stock compensation charge of $4.5 million which increased from $4,000 in 1999. The charge includes a one-time non cash compensation expense of $4.3 million as a result of stock options that were granted to some of our executives. Excluding the non-cash compensation charge, general and administrative expenses increased from $3.0 million in 1999 to $5.2 million in 2000. This increase reflects our commitment to investing in a management and administrative structure to support our business going forward and increased facility costs arising from additional locations.

Amortization of intangible assets of $1.1 million in 2000 related primarily to the amortization of patents acquired as part of our acquisitions of the GPS division of Symmetricom Limited and of the GSM and GPRS technologies and design center of Frontier Design Inc.

Interest Income

Interest income, net, increased from $0.1 million of interest income, net, in 1999 to $5.3 million of interest income, net, in 2000. The increase was due to higher cash balances as a result of the closing of our initial public offering in May 2000, which generated net proceeds to us of approximately $133 million, and of a follow-on offering in November 2000, which generated net proceeds to us of approximately $24 million.

Provision for Income Taxes

The provision for income taxes was $1.2 million in 2000 and was provided for tax liabilities in non-Irish jurisdictions for 2000.

Liquidity and Capital Resources

At December 31, 2001, we had working capital of $107.3 million, including $121.5 million in cash and cash equivalents, compared with working capital at December 31, 2000 of $147.4 million, including $159.9 million in cash and cash equivalents. The principal reason for the annual change is the $25.1 million invested in acquisitions undertaken in 2001.We have no borrowings.

Prior to our initial public offering, we satisfied our working capital requirements and fixed asset expenditures principally through cash generated by operations and equity private placements. In May 2000, we received approximately $140.2 million of gross proceeds from the initial public offering of our ordinary shares and ADSs and in November 2000, we received approximately $23.9 million of gross proceeds from a follow-on offering of our ordinary shares and ADSs. The proceeds from these financings have been and are currently being expended primarily to fund research and development of our portfolio of technology platforms and expansion both organically and through acquisitions.

We believe that the net proceeds from our initial and follow-on public offerings, and existing cash and cash equivalents will suffice to meet our present requirements. The total cash outflow from operating activities in 2001 amounted to $7.9 million and is within the annual cash flow range we anticipated for the business. This compares with a cash inflow of $2.9 million in 2000. Several factors affected cash flow in 2001, particularly in the second half of the year as conditions deteriorated in the operating environment. The timing of signing license agreements shifted in the third and fourth quarter to the latter end of the quarter. Payment terms under license agreements have changed, as customers implement aggressive cash management measures, with a smaller upfront cash component under each contract. These have extended the timing of cash receipts.

We expect that our business will continue to consume cash from operating activities mainly through our investment in growing our IP licensing business until our planned return to profitability, targeted for the second half of 2002. Our accounts receivable and deferred revenues may vary unpredictably and will be affected by the timing of signing our contracts, the milestone terms and the credit terms.

Capital expenditures and acquisition costs were $31.4 million in 2001 and $10.9 million in 2000. Although we have no material commitments for capital expenditures, we anticipate an increase in the rate of capital expenditures consistent with our continued growth in operations, infrastructure and personnel. In May 2001, we spent approximately $12 million in cash in connection with our purchase of Chicory Systems Inc, and in June 2001 we spent approximately $13 million in cash in connection with our purchase from STMicroelectronics of its minority shareholding in our subsidiary, Silicon Systems Design Limited. In March 2000, we invested approximately $6.5 million in cash to partially finance the purchase of the GPS business of Symmetricom Limited.

Net cash provided by financing activities of $1.4 million in 2001 reflects net proceeds from the issuance of share capital. In 2000, net cash provided by financing activities was $158.2 million, reflecting principally our initial and follow-on public offerings conducted in that year.

Our contractual obligations are limited to operating leases as disclosed in note 21 to our financial statements for the year ended December 31, 2001.

Quantitative and Qualitative Disclosure about Market Risks

We are exposed to financial market risks, including changes in interest rates and foreign currency rates. Because we do not have any borrowings, our exposure is limited to movements in interest rates on our surplus cash balances and foreign exchange risk. Our primary foreign exchange risk relates to movements in rates between the U.S. dollar and the euro. Our principal non-U.S.-dollar-denominated assets exposed to foreign exchange risks are our cash balances. We also have non-U.S.-dollar-denominated liabilities that are exposed to foreign exchange risks. Our current policy is not to trade in financial instruments.

Interest income is sensitive to changes in the general level of European Central Bank and U.S. interest rates as our cash balances are held on variable rate demand deposits denominated in U.S. dollars and euro. Our primary foreign currency exchange risk relates to movements in rates between the U.S. dollar and the euro. As of December 31, 2001, we were not a party to any foreign currency hedging or other derivative financial instruments.

The analysis below presents the sensitivity of the market value of our cash balances to selected changes in market rates. The changes chosen represent our view of changes that are reasonable over a one-year period. Fair value estimates by their nature are subjective and involve uncertainties and matters of significant judgments and therefore cannot be determined precisely. The sensitivity analysis below represents the hypothetical change in fair value based on an immediate 10% movement in exchange rates.

	Fair value at December 31, 2000	Fair value at December 31, 2001	Fair value change-plus 10% movement	Fair value change-minus 10% movement
	($ in thousands)
Non U.S. dollar denominated cash	14,114	3,356	336	(336)
Non U.S. dollar denominated liabilities	11,969	7,555	755	(755)

Critical Accounting Policies, Estimates and Assumptions

The preparation of consolidated financial statements in accordance with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Management bases its estimates and judgments on historical experience and on other factors that are believed to be reasonable under current circumstances. Actual results may differ from these estimates if these assumptions prove to be incorrect or if conditions develop other than as assumed for purposes of such estimates. The Company’s significant accounting policies and the basis of preparation of our consolidated financial statements are detailed in note 2 on pages F-7 to F-12. The following is a brief discussion of the critical accounting policies used by Parthus which require estimates and judgements by management:

Revenue Recognition.    Significant management judgments and estimates must be made and used in connection with the recognition of revenue in any accounting period. Material differences in the amount of revenue in any given period may result if these judgments or estimates prove to be incorrect or if management’s estimates change on the basis of development of the business or market conditions.

We apply the provisions of Statement of Position No.97-2 and No.98-4 “Software Revenue Recognition” in recognizing revenue. A significant portion of our revenue is derived from license agreements with customers to enable them to use our IP, which is customized to each customer’s specific requirements. Revenues from initial license fees are recognized based on the percentage to completion method over the period from signing of the license through to customer acceptance, as IP requires significant modification or customization that takes time to complete. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues.

Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the IP, license revenue would not be recognized until acceptance. Under the percentage to completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

If we do not accurately estimate the resources required or the scope of the work to be performed, or do not manage our projects properly within the planned periods of time or satisfy our obligations under the contracts, then future results may be significantly and negatively affected or losses on existing contracts may need to be recognized.

Acquired Intangibles and Goodwill.    Intangible fixed assets and goodwill arising on acquisition are capitalized and amortized to the income statement over the period during which benefits are expected to accrue, currently estimated at five years. Where events and circumstances are present which indicate that the carrying value may not be recoverable, we will recognize an impairment loss. Factors we consider important which could trigger an impairment include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	changes in the ratio of our market capitalization to net book value.

Such impairment loss is measured by comparing the recoverable amount of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges.

We incurred expenses of $10,895,000 relating to amounts assigned to acquired in-process technology in 2001. The value assigned to acquired in-process technology was determined by identifying those acquired specific in-process research and development projects that would be continued and for which:

•	technological feasibility had not been established at the acquisition date;

•	there was no alternative future use and;

•	the fair value was estimable with reasonable certainty.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations”. This statement requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142 “Goodwill and Other Intangible Assets” which revises the accounting for purchased goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company will adopt SFAS No. 142 effective from January 1, 2002. Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually. Accordingly, the Company has ceased amortization of all goodwill as of January 1, 2002. Goodwill amortization amounted to $7,824,000 for the year ended December 31, 2001. No goodwill amortization arose in either of the years ended December 31, 1999 and 2000. The Company does not have any intangible assets, other than goodwill, with indefinite lives. Intangible assets with finite lives, primarily patents and intellectual property, will continue to be amortized over their useful lives, currently estimated at five years. The Company recorded amortization of intangible assets of $Nil, $1,081,000 and $1,371,000 for the years ended December 31, 1999, 2000 and 2001 respectively.

SFAS No. 142 requires a two step impairment test for goodwill. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then the second step is required to be completed, which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. The Company is required to complete a “transitional” impairment test for goodwill as of the beginning of the fiscal year in which the statement is adopted. This transitional impairment test requires that the Company complete step one of the goodwill impairment test within six months from December 31, 2001. The Company is currently completing this transitional impairment test and does not expect to incur any impairment charges to goodwill.

SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect that SFAS No. 143 will have a material impact on the financial statements.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect that SFAS No. 144 will have a material impact on the financial statements.

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 145 “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

RISK FACTORS

You should carefully consider the risks described below before making a decision to invest in our ordinary shares or ADSs. Any of the following risks could materially adversely affect our business, financial condition or results of operations. In such a case, the market price of our ordinary shares and ADSs could decline and you could lose all or part of your investment. This annual report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this annual report.

Risks Associated With Our Industry

The semiconductor and wireless communications industries are highly cyclical

We sell and license our technology to semiconductor manufacturers such as STMicroelectronics, Texas Instruments and National Semiconductor. These industries are highly cyclical and have been subject to significant economic downturns at various times. These downturns are characterized by production overcapacity, reduced revenues, which, at times may, if the downturn is sufficiently prolonged or severe, encourage semiconductor companies or electronic product manufacturers to reduce their expenditure on our technology.

During 2001, the semiconductor industry as a whole experienced the most severe contraction in its history, with total semiconductor sales worldwide declining by more than 30%. The market for semiconductors used in mobile communications was particularly hard hit, with the overall decline in sales worldwide estimated to have been well above 30%. If the market does not recover by the third quarter of 2002 our business could be materially and adversely affected.

We are dependent upon continued growth in our target markets, and our business could suffer if these markets do not develop as we expect

Our overall business strategy is to be a leading provider of systems solutions for companies that address the mobile Internet device market. Our success is therefore dependent upon growth in this market. A prolonged downturn in this market could render us unable to achieve our overall business goals.

Although we expect this market to continue to grow in the future, it contracted dramatically during 2001, and growth may continue to be impeded if the current economic downturn continues or by such factors as market saturation or low replacement sales. The rate of growth, if any, may also be influenced by numerous other political, economic and other factors, including:

•	advances in competing telecommunications and information technologies;

•	fluctuations in manufacturing capacity;

•	the perceived health risks of wireless devices use;

•	the availability of spectrum space for 3G mobile phone service;

•	national and regional regulatory environments; and

•	general economic and political conditions.

The markets in which we operate are highly competitive, and we could as a result experience a loss of sales, lower prices and lower revenue

The market for mobile Internet devices is highly competitive. Aggressive competition could result in substantial declines in the prices that we are able to charge for our intellectual property. It could also cause our existing customers to move their orders to our competitors. Many of our competitors are large companies that have significantly greater financial and other resources than we have. As a result, they may be able more quickly and effectively to:

•	respond to new technologies or technical standards;

•	react to changing customer requirements and expectations;

•	devote needed resources to the development, production, promotion and sale of products; and

•	deliver competitive products at lower prices.

In addition, we may in the future face increased competition from smaller, niche semiconductor design companies. Some of our customers may also decide to satisfy their needs through in-house design and production. We compete on the basis of price, product quality, design cycle time, reliability, performance, customer support, name recognition and reputation and financial strength. Our inability to compete effectively on these bases could have a material adverse effect on our business, results of operations and financial condition.

Our industry is subject to rapid product development and technological change, and any inability to continue to meet these market needs would significantly hinder our ability to grow

The market for our products and services is characterized by continuous development and technological improvement. Our success is therefore highly dependent on our ability to develop new designs and products on a cost-effective, timely basis. Our future success is also dependent on our ability to anticipate and respond to new market trends, to rapidly implement new designs that satisfy customers’ desires, and to keep abreast of technological changes within the industry generally. If we are unable to introduce on a timely basis systems solutions that reflect prevailing industry standards, or meet the specific technical requirements of our customers, our business will be adversely affected.

Risks Associated With Our Business

We may not be successful in executing our market strategy, and our revenue model may not be profitable in the long term

Our strategic focus is on the provision of solutions for the mobile Internet market, and we have focused our development efforts and expertise on developing platform-level intellectual property (IP) for this market. We cannot assure you that this market will continue to develop as we expect or that we will be able to penetrate this market in the manner we anticipate.

In addition, we derive revenue from the licensing of technology, including both technology that we have produced at our own direction and expense and technology based on our development work for customers. We expect that revenue from license fees will become increasingly significant as a proportion of our total revenue and that our research and development expenses will increase. We cannot assure you that our licensing-based revenue model will prove to be profitable over the long term. Limited profitability from these revenue streams would have a material adverse effect on our business.

We incurred significant operating losses for the first time in 1999 and continued to incur operating losses in 2000 and 2001 as we invested in growing our IP licensing business. We cannot assure you when, or to what extent, we will return to profitable operations. Our success in doing so is largely dependent on quickly and effectively executing our market strategy.

Fluctuations in our operating results could adversely affect the market price of our ordinary shares and ADSs

Our revenue and operating results have fluctuated significantly from quarter to quarter in the past and are likely to do so in the future. Such fluctuations may be caused by:

•	the unpredictable timing of entering into contracts, as well as modification and cancellation of contracts;

•	the varying size, scope and complexity of projects;

•	the shifting mix of IP license, IP creation and Hard IP revenue;

•	the timing and market acceptance of new technologies, product releases or enhancements by us, our competitors or our customers;

•	the timing of customer payments of royalties, which depend on sales of their products that incorporate our technology;

•	changes in our and our customers’ development schedules and levels of expenditures on research and development;

•	changes in the markets we specifically target; and

•	market and general economic conditions.

Under our IP license agreements, we earn license fees and royalties on individually negotiated terms. The timing of revenue recognition from these payments is dependent on the terms of each contract and on the timing of product shipments by third parties. This may cause license and royalty revenue to fluctuate significantly from quarter to quarter. Because gross margins vary depending on the mix of revenue, net income also may fluctuate significantly with changes in license and royalty revenue.

Delays or deferrals in purchasing decisions by our customers may increase as we develop new or enhanced products. Our expense levels in the future will be based, in large part, on our expectations regarding future revenue, and as a result net income for any quarterly period in which material projects are delayed could vary significantly from our budget projections.

Because of these and other factors, you should not rely on quarter-to-quarter comparisons of our results of operations as an indication of our future performance. It is possible that, in future periods, our results of operations will be below the estimates of public market analysts and investors. Such a discrepancy could cause the market price of our ordinary shares and ADSs to decline.

We have a very lengthy sales cycle, which increases the likelihood that our quarterly revenue will fluctuate and which may, in turn, adversely affect the market price of our shares and ADSs

Our lengthy sales cycle may also cause our revenue and operating results to vary unpredictably from period to period. The period of time between our initial contact with a potential customer and the receipt of a request for a quote on an intellectual property license is generally at least six months, and the time from such a request to a binding contract is generally at least another four to six months. Due to the complexity of our technology and of the legal framework in which our industry operates, we must devote a substantial amount of time to negotiating the terms of our licensing arrangements with our customers. In addition, customers perform, and require us to perform, extensive process and product evaluation and testing before entering into purchase or licensing arrangements. Even after we provide a final product to a customer in the form of silicon or intellectual property, we expect that it will be at least six months more before our customer begins to sell its products incorporating our technology, and therefore even longer before we begin to receive royalty income or subsequent re-use license fees.

Many of the milestones along our sales cycle are beyond our control and difficult to predict. This fact makes it more difficult to forecast our quarterly results and can cause substantial variations in results from quarter to quarter that are unrelated to the long-term trends in our business.

We rely on semiconductor manufacturers to adopt our technology and use it in the components they sell, and we may be unsuccessful in expanding our business if these companies adopt technologies from our competitors

We sell and license our technology to semiconductor manufacturers such as STMicroelectronics, Texas Instruments and National Semiconductor. These manufacturers, in turn, incorporate our intellectual property with technology from other sources to produce components that they sell to electronic product manufacturers. The adoption and continued use of our technology by semiconductor manufacturers is important to our continued success. We cannot assure you that we will be able to maintain our current relationships or establish new relationships with additional semiconductor manufacturers, and any failure by us to do so could have a material adverse effect on our business.

We face numerous obstacles in obtaining agreements with such companies on terms consistent with our business model, including:

•	the lengthy and expensive process of building a relationship with individual semiconductor manufacturers;

•	possible competition with the internal design teams of particular semiconductor manufacturers;

•	difficulties in persuading large semiconductor manufacturers to work with us, to rely on us for critical technology, and to disclose to us proprietary manufacturing technology; and

•	difficulties in persuading semiconductor manufacturers to bear development costs associated with our technology and to produce products using our technology.

We believe that our principal competition may in the future come from our current and prospective semiconductor manufacturer customers, many of whom continuously evaluate and develop products based on alternative technologies. Moreover, we are subject to risks beyond our control that may influence the success or failure of a particular semiconductor manufacturer, including:

•	the competition it faces and the market acceptance of its products;

•	its engineering, marketing and management capabilities and the technical challenges unrelated to our technology that it faces in developing its products; and

•	its financial and other resources.

None of our current semiconductor manufacturer customers is obligated to license new or future generations of our technology designs. In addition, because we do not control the business practices of our customers, we do not influence the degree to which they promote our technology or set the prices at which they sell products incorporating our technology to consumer product manufacturers.

We depend on electronic product manufacturers to incorporate our technology in their products, and any failure by them to do so or to successfully sell their products to end users could substantially limit our revenue growth

Our revenue is directly dependent on the ability of electronic product manufacturers—particularly those that develop and market high-volume products such as mobile telephones, personal digital assistants and other consumer mobile Internet devices—to sell products incorporating our technology to end users. We are therefore subject to many risks beyond our control that could influence the success or failure of any particular electronic product manufacturer, including:

•	competition faced by a company in a particular market;

•	market acceptance of its products;

•	general economic and market conditions;

•	technical challenges unrelated to our systems faced by the company in introducing its products; and

•	its financial and other resources.

The companies that incorporate our solutions into their products themselves operate in highly competitive markets. The failure of any of these customers to successfully compete in their own markets could materially limit our business with them.

In recent months, certain portions of the market for electronic products, including the market for wireless devices and other segments that we target, have experienced a reduction in demand, which may have an adverse impact on our revenues and achievement of our targeted strategic goals.

We depend on third-party foundries to produce the chips we design, and any failure by them to deliver the chips we require on time would limit our ability to satisfy our customers’ demands

Our business strategy calls for revenue from the sale of silicon chips embodying our intellectual property to comprise an increasing percentage of our total revenue over the next two years. We currently have strategic relationships with several leading semiconductor foundries, including Taiwan Semiconductor Manufacturing Company and United Microelectronics Corporation (UMC), under which arrangements we can have chips produced to our design. Further, our agreement with UMC furnishes us with reserved capacity in its production facilities. Any interruption in these or similar strategic relationships could harm our ability to develop this part of our business profitably. We do not have the ability to produce chips independently and thus we depend on UMC and the other foundries with which we have relationships to:

•	allocate a portion of their manufacturing capacity to our needs;

•	produce acceptable quality silicon wafers and chips with acceptable manufacturing yields; and

•	deliver chips on a timely basis at a competitive price.

We are dependent upon our strategic relationships with other providers of semiconductor intellectual property and software, and our ability to innovate and to meet changing market demands may be limited if such relationships do not continue and grow

Our ability to succeed in the mobile Internet device market will depend on maintaining existing and developing new relationships with other providers of semiconductor intellectual property and other software developers. We believe that these relationships are important to our continued ability to develop and license intellectual property that meets the needs of our target market. Our business, financial condition and results of operations could be materially adversely affected if we cannot retain or attract strategic relationships or if one or more of our successful relationships deteriorates or is terminated.

We generally face a competitive employment market and may have difficulty attracting and retaining the necessary technical and senior management personnel

Our future success is critically dependent upon our ability to continue to enhance and introduce new generations of technology. We are dependent upon our ability to identify, attract, motivate and retain qualified engineers with the requisite educational background and industry experience. An inability to hire and retain these engineers would adversely affect our ability to enhance our existing intellectual property and to introduce new generations of technology. We are dependent on engineers with experience in mixed-signal and radio frequency technologies in implementing our business strategy. This market has been competitive in recent years in Ireland, where we have the majority of our engineering facilities.

In addition, as we continue to expand our global presence our success will depend on our ability to attract and retain senior management and sales and marketing personnel. In some of the geographic regions in which we operate, such as the United States, the market for such personnel has also been competitive in recent years.

The loss of any of our senior management team or a significant number of our engineers could disrupt our development efforts or business relationships and our ability to continue to innovate and to meet customers’ needs.

We derive a significant portion of our revenue from a single customer, and our total revenue could decrease substantially if this customer were to reduce its level of business with us

STMicroelectronics is our largest customer. We had a multi-year development contract with STMicroelectronics through 2000, which was then replaced in 2001 with a multi-year technology access agreement incorporating both development projects and licensing. STMicroelectronics accounted for approximately 67% of our revenue in 1999, 39% in 2000 and 31% in 2001. Our results of operations could be materially adversely affected if we lost STMicroelectronics as a customer, if our relationship with it deteriorated, or if it were no longer able to conduct a substantial amount of business with us. Our ability to offset any decrease in business with STMicroelectronics through increased sales to new or other existing customers may be limited.

We face uncertainty regarding intellectual property rights and may be unable to adequately protect our investment in technology

Our ability to compete may be affected by our ability to protect and enforce our proprietary rights. We cannot assure you that:

•	our pending patent applications or any future patent applications will be granted;

•	any issued patents will adequately protect our intellectual property;

•	issued patents will not be challenged by third parties;

•	the patents of others will not adversely affect our ability to do business; or

•	others will not independently develop similar or competing technology, or design around any patents that may be issued to us.

We seek to protect our trade secrets and other proprietary information through agreements with licensees, proprietary information agreements with our employees and consultants and other security measures. We also rely on copyright, trademark and trade secret law to protect our technology and intellectual property. Despite our efforts, however, we can provide no assurance that others will not gain access to our trade secrets, or that we will be able adequately to protect our technology or other intellectual property. Although we intend to protect our rights vigorously, there can be no assurance that these measures will be adequate.

In addition, the laws of some foreign countries in which our technology is or in the future may be licensed do not protect our intellectual property rights to the same extent as the laws of Ireland, the United Kingdom and the United States, thus increasing the possibility that we may not be able to adequately protect our intellectual property rights.

We are subject to the risk of litigation and may be required to expend substantial money and time to protect our investment in technology

The semiconductor industry is characterized by frequent litigation involving patent and other intellectual property rights. Questions of infringement in the semiconductor field are typically a matter of highly technical and subjective analysis. We may be compelled to litigate in the future to enforce our patents and other intellectual property rights, to protect our trade secrets, or to determine the scope of our proprietary rights. We also may be required to defend against claims of infringement or invalidity. There are a large number of patents held by others pertaining to the broad technology areas in which we are active. We have not, and cannot reasonably, investigate all such patents. From time to time, we have become aware of patents in our technology areas and have sought legal counsel regarding such patents, and we will continue to seek such counsel when appropriate in the future. We also point out that there may exist a number of pending patent applications relevant to the technology areas in which we are active. Such pending patent applications are generally not available for public scrutiny and may issue in the future as patents. Any litigation, whether or not decided in our favor, would be costly and divert the efforts and attention of our management and technical personnel from our normal business. There can be no assurance that the other parties to such litigation will not be able to devote substantially greater financial resources than we will, or that we will ultimately prevail.

In any potential dispute regarding intellectual property, our licensees could also become a target of litigation. We are generally bound to indemnify our licensees under the terms of our license agreements. Although our indemnification obligations are generally subject to a maximum amount, these obligations could nevertheless result in substantial expenses. In addition to the time and effort required for us to indemnify our licensees, a licensee’s development, marketing and sale of products embodying our intellectual property could be severely disrupted or shut down as a result of litigation.

Adverse determinations in litigation could result in a loss of our proprietary rights, subject us to significant liabilities or require that we license technology from third parties.

If we fail to successfully integrate any businesses that we acquire, our results of operations could suffer

We have in the recent past acquired businesses and technologies that we believe will complement our existing business, products and technologies—including Chicory Systems, which we acquired in May 2001. Acquisitions remain a part of our strategy for future growth. Integrating any newly acquired business or technology could be expensive and time-consuming. We may not be able to integrate any acquired business successfully. If we are unable to successfully integrate any newly acquired business or technology, our business, financial condition and results of operations could suffer.

Currency fluctuations may adversely affect our results of operations

Our sales are transacted and expenses incurred principally in U.S. dollars, British pounds and euro. Our reporting currency is the U.S. dollar and, therefore, fluctuations in the exchange rate between the U.S. dollar and other currencies in which we transact business may cause fluctuations in our reported financial information that are not necessarily related to our operations.

Risks Associated With Our Ordinary Shares

Insiders continue to have substantial control and could delay or prevent a change in corporate control

As of May 7, 2002, our directors and senior management beneficially owned in the aggregate approximately 158.8 million of our outstanding ordinary shares (including ordinary shares subject to options exercisable within 60 days of that date) (approximately 159.3 million shares on a fully diluted basis). These shareholders, acting together, have the ability to exert substantial influence over all matters requiring approval by our shareholders. These matters include the election and removal of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these shareholders may dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, or impeding a merger, consolidation, takeover or other business combination that you might otherwise approve.

Currency fluctuations may adversely affect the trading prices of our ordinary shares and ADSs and the value of any distributions we make

Because our ordinary shares are traded in British pounds and our ADSs are traded in U.S. dollars, fluctuations in the exchange rate between the two currencies may affect the relative value of the investment of ADS holders. In addition, should we make any distributions on our ordinary shares in euro or British pounds, the depositary will convert such distributions to U.S. dollars. If exchange rates fluctuate during a time when the depositary cannot convert the currencies, ADS holders may lose some or all of the value of the distribution.

The rights of our shareholders are governed by Irish law and differ in some respects from the rights of shareholders under U.S. law

We are a public limited company incorporated under the laws of the Republic of Ireland. The rights of holders of our ordinary shares—and, therefore, many of the rights of our ADS holders—are governed by Irish law and the laws of the European Union, as well as by our articles of association. These rights differ in some respects from the rights of shareholders in typical U.S. corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish companies may bring derivative actions. In addition, it may be difficult for our shareholders to prevail in a claim against us under, or to enforce liabilities predicated upon, U.S. securities laws.

It may not be possible for you to enforce judgments of U.S. courts against Parthus or our directors or executive officers

We are an Irish public limited company. All of our directors and most of our executive officers are non-residents of the United States. In addition, a substantial portion of our assets and the assets of our directors and executive officers is located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States on Parthus or its directors and executive officers, or to enforce against them judgments obtained in United States courts based on the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages and judgments rendered in the United States or elsewhere may be unenforceable in Ireland.”

BUSINESS

Principal Developments in 2001

Parthus’ strategy is to engage in licensing and royalty agreements with leading semiconductor and electronic product companies that have a track record of successful adoption and deployment of key next-generation technologies. In the year, Parthus signed 25 new licenses. Licensing revenue grew by 85% year-on-year shifting the total revenue mix towards higher-margin licensing revenue, which accounted for 72% of total revenue in 2001. In total we have executed 74 licensing agreements through year end 2001, 51 with royalty components.

Portfolio agreements form an important part of our licensing strategy. In 2001, we signed our largest ever contract with STMicroelectronics. This agreement is a multi-year licensing arrangement for our complete portfolio of mobile Internet technologies and platforms. STMicroelectronics is the one of the world’s largest semiconductor companies.

In 2001, two new platforms were launched and licensed. MobiStream delivers next-generation performance for GSM/GPRS (2.5G) wireless communications. MobiStream’s unique architecture is optimized for ultra-low power consumption, full bandwidth performance GPRS, minimum silicon size and minimum cost. The MachStream acceleration platform dramatically improves the performance and power dissipation of key mobile Internet applications, including on-the-fly decompression of wireless multimedia data and applications (e.g. JAR files, ZIP, GIFS, etc.), and complex open software applications such as Java for J2ME compliant devices. Through MachStream, an application on a typical PDA or smartphone will run between 10x and 35x faster while battery life is extended up to ten-fold.

We also released three enhanced platforms were also released. NavStream3000 is our latest and most advanced GPS silicon and software platform. The significant breakthrough is the rapid ability to determine location in practically any environment. Parthus, in partnership with both cellular handset manufacturers and mobile phone operators, has undertaken extensive tests to obtain position fixes in indoor environments including homes, offices and industrial buildings in under 3.5 seconds, exceeding United States FCC e911 requirements for speed and accuracy. BlueStream Release 6 is the latest version of Parthus’ industry-leading Bluetooth platform offering many key upgrades and enhancements that deliver greater Bluetooth functionality, reduced time-to-certification, and lower cost of deployment. Since year-end we have announced two enhanced editions of the InfoStream mobile computing platform optimized for Microsoft Pocket PC 2002 and Microsoft Smartphone mobile technologies as well as an agreement for the development for a Windows CE.Net mobile computing platform.

Partnerships remain at the core of our platform-level IP strategy. During the year we built new strategic partnerships with:

•	Microsoft—targeting the InfoStream platform at Microsoft Pocket PC 2002, Smartphone and Win CE.NET smart mobile devices

•	Sun Microsystems—for the joint development and deployment of Java technologies targeting wireless devices based on the Parthus MachStream platform

•	Insignia Solutions—to integrate Parthus’ MachStream hardware acceleration platform with Insignia’s Jeode software-based Java virtual machine technologies.

•	Symbian—targeting the InfoStream platform at Symbian OS for smartphones.

•	Wipro Technologies—for semiconductor and system-level design services around the portfolio of Parthus platforms.

Parthus completed two acquisitions in 2001. We acquired the remaining 20% minority interest in Silicon Systems Design Limited (SSD) from STMicroelectronics. SSD was the original Parthus/ST entity that was responsible for IP creation activities. This acquisition has significantly enhanced our engineering resources and our ability to support higher levels of licensing activity. We also acquired Chicory Systems with a team of 26, including highly-qualified microprocessor architects and algorithm development experts. Both acquisitions have been fully integrated.

Developments to Date in 2002

As discussed above, in April 2002, we signed an agreement with DSP Group, Inc., and Ceva, Inc., providing for the combination of Parthus with Ceva, the intellectual property licensing subsidiary of DSP Group, in a merger of equals. Subject to tax and other regulatory approvals, we anticipate that this transaction will close in the third quarter of 2002. See “Proposed Combination with Ceva, Inc.” for more details.

In the first quarter we announced a broad ranging strategic agreement with UbiNetics, an established expert and market leader in 3G wireless device technology. Under a license agreement, UbiNetics will integrate Parthus’ GPRS/GSM technology into its 3G WCDMA silicon and software technologies to create a fully integrated multi-mode 2.5G/3G (W-CDMA/GPRS/GSM) solution. Parthus will market this multi-mode 2.5G/3G solution as part of our portfolio of technologies, licensing the solution through our global sales channel and semiconductor relationships. To underpin the alliance, Parthus subscribed for a minority shareholding interest in UbiNetics.

In April we announced the launch of In8Stream, an 802.11 multi-mode wireless local area network (WLAN) platform. In8Stream targets the entire range of IEEE 802.11 WLAN standards through one flexible architecture. This platform targets the market of wireless local area networking for the home, office and various public hotspot environments (such as airports, malls, coffee-shops) and is one of the fastest growing segments of the communications industry. The IEEE compliant platform incorporates a multi-mode 802.11 hardware core, a complete software stack for Station or Access Point applications and 802.11 multi-protocol baseband core.

Industry Overview

Introduction

Today’s sophisticated electronic products, such as personal computers, mobile telephones and consumer audio and video devices, rely on highly miniaturized computer chips to offer high performance at low cost and small size. These chips, which may incorporate millions of individual electronic circuits, are commonly referred to as integrated circuits or semiconductor devices. Most electronic products require multiple integrated circuits to perform all of their functions. Historically, semiconductor manufacturers have designed, tested and manufactured integrated circuits themselves, and have worked with electronic product manufacturers to integrate those circuits into products. Manufacturers of electronic products therefore require both that each semiconductor device be designed for high performance and that they work together seamlessly within the electronic product to provide the features required to address consumer demands.

Since their introduction, continuous improvements in semiconductor technologies have led to higher performance, more integrated and cheaper semiconductor devices that perform their functions more reliably and that consume less power than their predecessors. As performance has improved and size and cost have decreased, semiconductors have expanded far beyond their original applications in computer systems to applications such as telecommunication systems, automotive products, consumer goods and industrial automation and control systems. Over time, semiconductors have enabled entire new markets and applications, including cellular telephones, portable compact disk players and other now familiar products. These new markets and applications have, in turn, imposed ever greater demands for semiconductor performance, cost and functionality.

The convergence of the wireless communications and Internet access markets is in turn creating an entirely new area of application—the use of mobile Internet devices to communicate, inform, entertain and transact commerce across public and private communications networks.

The mobile Internet Market

Hand-held devices are an important part of the mobile Internet market, but there is also strong demand for mobile Internet technology in other areas, including automotive, personal computer and industrial applications as well as consumer electronics products. Key products in this emerging market include:

•
second-generation (2G), “second-and-a-half-generation” (2.5G), and third-generation (3G) cellular telephones – cellular telephones that combine voice communications and high-speed data transmission capabilities permitting access to the Internet and other advanced features;

•	Internet-enabled personal digital assistants, or PDAs—hand-held devices that incorporate electronic calendars, address books and remote access to the Internet and other data networks;

•	“intelligent” pagers—personal paging devices that incorporate advanced data communications features, such as access to e-mail, news, weather and stock quotes; and

•
products in existing markets that have mobile Internet capabilities, such as GPS systems for automobiles, wireless connections for personal computers and industrial controls accessed through mobile Internet connections.

•
products such as laptop computers, set-top boxes, Internet appliances and gaming consoles which are increasingly connected to the Internet via either broadband wireless technologies or wireless local area network (W-LAN) technologies such as Bluetooth and IEE 802.11.

The mobile Internet market will place great demands on manufacturers to bring to market, ever more quickly, products that allow the user access to a variety of wireless data networks, but which are also personal, easy to use and convenient in both size and battery life. Providers of semiconductor intellectual property help address these requirements by focusing on integrated circuit technology that:

•	permits high data rate communications in conformity with industry standards;

•	allows the integration of more advanced features at reasonable prices by combining functions on a single system-on-a-chip; and

•	helps speed time to market by reducing product development time through design reuse.

In order to meet anticipated demands for data transmission to support mobile Internet devices and other applications, industry analysts estimate that 2.5G and 3G cellular phones will need to be able to process data at rates more than 200 times faster than existing cellular phones. In addition, new wireless products must support protocols and networks that make possible the convenient and reliable provision of information, entertainment and business transactions; permit billing and payment; and provide adequate reliability and security. Meeting these performance requirements while complying with an increasing number of emerging standards challenges the resources of many manufacturers, prompting the demand for pre-designed semiconductor intellectual property blocks and software.

System-on-a-chip

Requirements for increased product functionality, higher performance and lower cost are driving demand for system-level integration. Through this integration, complete electronic systems containing both analog and digital functions are combined on a single silicon chip, known as a system-on-a-chip. System-on-a-chip is a key enabling technology for mobile Internet devices, which require integrated circuits that:

•	enable improvements in data transmission rates required to support the evolution from 2G to 2.5G and 3G cellular phones and beyond;

•	enable product differentiation through feature enhancement;

•	are lower in cost and have lower power needs; and

•	effectively combine circuits that handle analog signals with circuits that process digital information.

System-on-a-chip development projects benefit greatly from the availability of silicon-proven IP blocks to reduce development cycles and thereby speed time to market.

Platform-level IP

Manufacturers have increasingly come to rely on the use of semiconductor intellectual property because it allows them to draw on areas of expertise that might not be available in their own organizations, reduce product development cycles by building on existing intellectual property, and concentrate their own development efforts on key areas of strategic differentiation, such as manufacturing and distribution.

Semiconductor intellectual property providers have traditionally delivered intellectual property blocks only for digital functions and only for individual components with a relatively narrow function, referred to as block-level IP. The continuing evolution of electronic products has created significant demand for semiconductor intellectual property providers that add greater value by combining complete, integrated analog and digital systems, as well as software, which we refer to as platform-level IP. This approach provides electronic product manufacturers and semiconductor manufacturers with several key advantages, including:

•
Time to Market.    With block-level IP, the manufacturer must expend considerable development time and effort to integrate the IP blocks in the semiconductor device. The provision of an integrated platform-level IP solution enables the manufacturer to get to market faster.

•
Risk Reduction.    Traditionally, semiconductor intellectual property providers have generally developed discrete IP components, rather than entire IP platforms, and have offered their IP in the form of specifications or software to be integrated in the semiconductor product. Semiconductor manufacturers and electronic product manufacturers must then integrate components designed by or acquired from these different providers and ensure that they function together properly, efficiently and economically. Manufacturers face the risk that these components will fail to function together over the long term or that they will have to expend considerable time, expense and effort to integrate these components. By providing the manufacturer with a more complete, platform-level IP solution we are able to reduce the development risk for the manufacturer.

•
Application Expertise.    Established expertise and a focus on target markets means that the semiconductor intellectual property provider can supply appropriate intellectual property more quickly and cost efficiently than a developer with more general expertise.

The Parthus Solution

We develop highly integrated semiconductor intellectual property solutions that are crucial to the cost-effective implementation of new generations of mobile Internet products. Our extensive intellectual property portfolio provides our customers with the foundation technology for building future generations of mobile Internet devices and systems, reducing customer time-to-market and facilitating the timely introduction of differentiated products. Over the past nine years we have developed a core intellectual property portfolio that includes a broad array of high-performance analog, digital and software building blocks that provide optimum cost performance for applications in the mobile Internet market. We make our intellectual property available to our customers under licenses, as part of development projects or in silicon chip form.

The key benefits of our solutions include:

•
A focus on the mobile Internet market.    Our emphasis on the two fundamental domains of the mobile Internet market—communications and applications processing—means that we can meet the specific intellectual property requirements of some of the most rapidly growing and demanding markets in the electronics industry.

•
Ability to deliver complete system solutions.    Our core intellectual property includes numerous blocks of silicon and software intellectual property, including mixed-signal, radio frequency and digital signal processing technology, allowing us to provide our customers with complete intellectual property solutions at the system level. This, coupled with the breadth of experience of our development professionals, allows us to provide our customers with the complete platform necessary for their products.

•
Flexible IP deployment and support.    To meet specific customer circumstances and requirements, we make our solutions available either in the form of licensed intellectual property rights, dedicated development projects, or Hard IP embodied in silicon chips or circuit boards. In addition, we offer our licensees specialized intellectual property integration support. We believe that this flexibility facilitates the adoption and integration of our intellectual property.

•
Extensive portfolio of core intellectual property.    In our nine years of developing sophisticated semiconductor devices and systems software we have developed a broad portfolio of platform-level IP. The technology markets our platform-level IP portfolio covers includes Bluetooth, 802.11, 3G, GPS, multimedia and application processing for smartphones, PDAs and Internet Appliances. In addition, we have access to key third-party intellectual property blocks, for example our license from ARM and 3G agreement with UbiNetics. This portfolio often allows us to provide a customer with the required solution with little new development work, therefore reducing the customer’s time to market.

•
Leading-edge products.    Our relationships with a number of leading electronic product manufacturers and semiconductor manufacturers help to assure that we are developing additional core intellectual property that meets market requirements as they evolve. Our employees also participate actively in international standards-setting bodies in order to influence and learn about new developments.

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Ability to provide a production-ready solution.    We fully test the platforms we provide so that they are ready for product integration. In addition, we have strategic relationships with several leading semiconductor foundries, including STMicroelectronics Srl., Taiwan Semiconductor Manufacturing Company and United Microelectronics Corporation (UMC), under which these foundries manufacture chips to our design. Further, our agreement with UMC furnishes us with reserved capacity in its production facilities. These relationships allow us to assure our customers access to low-cost production. Our reserved capacity arrangement with UMC, in particular, allows us to help ensure our customers’ production requirements are met during times of capacity constraint in the market.

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Experienced and stable work force.    We have more than 300 employees engaged in product development in a broad range of areas, including analog, digital, software and radio frequency technology. We believe that the breadth of knowledge, experience, and stability of our work force allow us to provide better services, faster, to our customers, and to maintain and develop our core intellectual property efficiently.

Strategy

Our IP licensing and royalty business model offers a scalable business with multiple revenue streams and solid gross margins. Our goal is to become one of the leading suppliers of platform-level intellectual property solutions to the mobile Internet market. To meet this goal we intend to:

•
Focus on the mobile Internet market.    We intend to continue our focus on solutions that address the requirements of this market. We believe that this focus permits us to leverage our resources more effectively with the opportunity to develop intellectual property that can be broadly applied to a range of customers, creating a broad potential market for our products beyond the mobile phone, ranging from customer entertainment and digital media to automotive applications.

•
Concentrate on platform solutions.    Competitive pressures continue to require our customers to seek complete platform solutions, rather than traditional, chip-based technology that must be integrated by the customer. We believe that our focus on complete platform solutions is an important competitive advantage, and we intend to continue to invest in the development and subsequent exploitation of technology for complete systems. We also believe that our expertise in mixed-signal and radio frequency technology is an important competitive advantage, and we intend to continue to leverage that expertise to address critical customer demands. We intend to enhance existing platforms with additional features and performance, while developing new platforms that will focus on other emerging applications for mobile Internet devices. We also intend to create further competitive advantage through the convergence of our platforms through an open, flexible and highly power-efficient architecture that allows the rapid integration of our platforms and various third-party intellectual property into a single integrated circuit.

•
Target top-tier customers.    We believe that the highest and most rapid rate of return on our investment in core technologies can be achieved by targeting our sales and marketing activities at high-volume semiconductor manufacturers and leading electronic product manufacturers with a track record of successful end-user deployments. To date, we have formed licensing relationships with six of the worlds top ten semiconductor companies. Semiconductor manufacturers have the resources to make significant investments in intellectual property solutions and face broad, highly competitive challenges that can be met through the use of third-party development activities. Leading electronic product manufacturers are important because they define the next generation of products that will use our technology. We further believe that this approach permits us to most effectively leverage our available sales and marketing resources.

•
Focus on a portfolio approach to the licensing of our IP platforms.    We believe that the breadth of our IP platforms, combined with our capability to integrate these platforms into a single solution, is a key differentiator from our competitors. In tandem with targeting top-tier customers, we intend to focus on offering a portfolio of IP platforms. Our product architecture is designed to allow multiple platforms to reside on the same piece of silicon, significantly reducing the cost and complexity of integration while simultaneously improving power dissipation and time to market for next-generation devices. This approach enables customers to develop product solutions for next-generation mobile Internet devices that incorporate multiple functions, for example a Microsoft™ based Smartphone with integrated Bluetooth connectivity. This approach also provides our customers with the benefits of one-stop shopping, combined with a technology roadmap to the next generation of multi-functional mobile Internet devices.

•
Establish, maintain and expand relationships with key technology providers for the mobile Internet market.    We seek to strengthen relationships and expand licensing and royalty arrangements with our existing customers and to extend our customer base with key industry companies in order to facilitate the development of our technology. There are three types of companies with whom we seek to establish close working relationships:

—
contract semiconductor manufacturers, usually referred to as silicon foundries, in order to assure adequate supplies of chips for our customers who purchase our technology in chip form and in order to give electronic product manufacturers a means of obtaining competitive manufacturing capabilities;

—	third-party suppliers of block-level semiconductor intellectual property, in order to have access to their most current developments and technologies; and

—	developers of both application-level and system-level software so that we can continue to offer complete platform solutions.

•
Continue to develop our organization. We intend to focus on consolidating our global organization by continually improving our development process and building highly skilled teams to support our business targets while selectively adding critical technologies and engineering resources. We intend to continue to scale our business, building on our strong research and development base to deliver the full benefits of our high-margin IP licensing business model. We believe that a talented and stable research and development staff is critical to our continued success. Historically, we have experienced limited attrition and we intend to continue to attract and retain skilled research and development personnel through the opportunity to work on challenging and innovative technologies, coupled with share options and other appropriate employee incentives. We also intend to continue our focus on attracting engineers with skills in our critical core competencies, such as mixed-signal and radio frequency technologies.

•
Continue our pursuit of strategic transactions.    We believe it will be extremely important to maintain a leadership position in our areas of expertise through targeted acquisitions and strategic alliances that will complement and leverage our organic growth, by acquiring complementary mobile Internet technologies, acquiring additional technical personnel with the skills needed to achieve our overall strategic goals and enlarging our strategic customer relationships. We continuously review acquisition opportunities and have dedicated resources devoted to pursuing such opportunities. When reviewing potential acquisition candidates, we focus on the validity of the fundamental financial and marketing assumptions on which the acquisition is based. We also consider the size and fit of the acquisition, particularly in relation to the people. Pre-planning integration is central to the due diligence process. We completed two acquisitions both in 2000 and 2001, all of which have been integrated successfully into Parthus.

Products and Technology

The continuing evolution of the mobile Internet market has created significant demand for semiconductor intellectual property providers that can add greater value by delivering complete system solutions (which combine RF, mixed signal, digital core and software), which is what we refer to as platform-level IP. This approach permits our customers to introduce feature-rich products while simultaneously minimizing their development cost, risk, complexity and time-to-market. We also offer our technology in discrete building blocks for specific functions that our customers use to develop complete systems and products.

Our IP platforms are licensed and deployed by some of the world’s largest semiconductor and electronics product companies in targeting wireless communications products, such as 3G, Bluetooth or 802.11, and application/multimedia processing, such as smartphone, PDA, Internet appliances, GPS and mp3/Internet audio products.

In 2001, we introduced two new platforms and two platform upgrades. In 2002 we added a further platform targeting the 802.11 wireless local area networking market. Typically we offer these IP platforms to our customers on a license and royalty basis. These solutions include:

•
BlueStream.    BlueStream is a highly functional Bluetooth offering, including a comprehensive radio component with Silicon Germanium BICMOS RF and CMOS 0.18 micron RF; a digital baseband, offered both in baseband IP and as a full system-on-a-chip; and a complete software stack designed for baseband and host interface. In 2000, Parthus was the number one licensor of Bluetooth technology in the intellectual property industry. Announced licensees include 3Com, Agilent Technologies, Aralion, Fujitsu, Hitachi, PrairieComm and STMicroelectronics.

•
MediaStream.    MediaStream is an advanced Internet audio technology enabling a range of mobile multimedia applications, including mobile phones, MP3 players, game consoles and high-fidelity in-car entertainment systems. Announced licensees include 3Com, SigmaTel, STMicroelectronics, Creative Technologies and NVIDIA, which has deployed MediaStream to power the audio requirements of the Microsoft Xbox games console.

•
NavStream.    NavStream is a complete GPS platform delivering precise location information (less than five meters within five seconds) to any device, including mobile phones, personal digital assistants or PDAs, and GPS-enabled vehicles, anywhere in the world. One of the key differentiating advantages of NavStream is its ability to track GPS signals and determine a user’s location in indoor environments. NavStream is one of the few technologies that comply with the U.S. Federal Communications Commission’s e911 Location Accuracy Directive, which requires that all mobile telephones allow the location of the caller to be determined to within 150 meters. Announced licensees include 3Com, ARM, Atmel, Maxim, Samsung and µ-blox.

•
InfoStream.    InfoStream is a mobile computing platform for the next generation of wireless devices, including 3G “smart” cellular phones, PDAs, Internet appliances and home entertainment/multimedia devices. The platform delivers high performance, low power consumption and high levels of on-chip integration. Announced licensees include Sharp Microelectronics, Psion, STMicroelectronics and Agilent.

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MobiStream.    Launched in Q1 2001, MobiStream is an advanced GPRS platform combining high data rates and integrated multimedia on low baseband power consumption solutions. In 2002, we formed a broad ranging strategic alliance with UbiNetics, a leading provider of 3G W-CDMA technology. This alliance will integrate 3G W-CDMA technology with the

MobiStream 2.5G GPRS technology to create a full multi-mode 2.5G/3G platform which Parthus will license to the semiconductor industry. Announced licensees of MobiStream include 3Com and STMicroelectronics.

•
MachStream.    Launched in May 2001 at the time of our acquisition of Chicory Systems, MachStream is a high performance modular silicon platform that accelerates critical Mobile Internet applications, including multimedia, security, Java and next-generation browser scripting languages, while delivering significant improvements in the power efficiency and cost levels required for mobile devices. The first public announced licensee of MachStream is Sharp Microelectronics.

•
In8Stream.    In April 2002, we announced the launch of In8Stream, an 802.11 multi-mode wireless local area network (WLAN) platform. In8Stream targets the entire range of IEEE 802.11 WLAN standards through one flexible architecture. The IEEE compliant platform incorporates a multi-mode 802.11 hardware core, a complete software stack for Station or Access Point applications and 802.11 multi-protocol baseband core.

Development and Integration; Technology

We create intellectual property in our development projects and customize our intellectual property to support our licensing business. We have significant expertise in the design and development of high-performance digital, analog, mixed-signal and software technology for our customers. Our development services include complete development activities, including development on a contract basis of specific systems or technology. Our policy is to retain ownership of, or rights to use, the intellectual property we develop under contract. Our integration services include consulting to supplement or facilitate the integration of our licensed intellectual property and that of third parties into a customer’s product. In performing either development or integration services, we focus on designing comprehensive systems tailored to specific requirements, making the key design decisions and tradeoffs required to create the most competitive system for the customer while shortening time-to-market.

We support products through manufacturing and volume production to meet customer requirements. We are able to do this because of our strength in a number of key areas, including:

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Back-end support.    Our computer aided design, or CAD, team develops in-house design flows. The team provides each design group working on a development project a template identifying which CAD tools to use to meet its specific design goals. The team also writes software to assure that the identified tools can be used on an integrated and seamless basis. In addition, a team of layout engineers with experience in digital, analog, radio frequency and system-on-a-chip layout processes executes the physical layout requirements for each project.

•
System integration laboratory.    We have an in-house capacity to test the performance of our intellectual property as embodied in silicon against a variety of parameters. This capability enables us to perform complete system-level product development combining our integrated circuit and software intellectual property.

Our portfolio of analog intellectual property covers a broad spectrum of signal processing solutions ranging from precision analog, to mixed-signal, to radio frequency. These solutions are demanding at both the architectural and block implementation level. Examples of our core analog technology include filters for signal conditioning, circuits such as PLLs and DLLs essential to timing referencing, and converters such as ADCs and DACs that bridge the partition between analog and digital domains. To leverage our analog capabilities, in April, 2002 we launched PLLXpert, an online PLL generation engine, which enables the design of risk-free, silicon-proven PLLs in minutes—shortening the typical development time by months.

Customers, Sales and Marketing

Our strategy is to engage in licensing and royalty agreements with leading semiconductor and electronic product companies that have a track record of successful adoption and deployment of key next generation technologies. In total we have executed 74 licensing agreements through the year end 2001, 51 with royalty components, including agreements with 3Com, Agilent, ARM, Atmel, Cirrus Logic, Creative, Creative Technologies, Fairchild Semiconductor, Fujitsu, Hitachi, Infineon Technologies, Macom, Maxim, Motorola, National Semiconductor, nVidia, Philips, Prariecomm, Psion, Samsung, Sharp Microelectronics, Siemens, Sigmatel, Sony, STMicroelectronics, Tripath, Ubinetics, and µ-blox. STMicroelectronics accounted for approximately 67% of our total revenue in 1999, 39% in 2000 and 31% in 2001 and 29% in quarter one, 2002. Since 1998, our revenue from STMicroelectronics has increased year-to-year in absolute terms, but decreased as a percentage of total revenue.

Maintaining close relationships with our customers is a core part of our strategy We typically launch each new platform or platform upgrade with a signed license agreement with a blue-chip customer, which helps ensure that we are clearly focused on viable applications that meet broad industry needs. Strengthening these relationships is a significant part of our strategy. It allows us to create a roadmap for the future development of existing platforms, and it helps us to anticipate the next potential applications for the market. We seek to leverage these relationships to deliver new platforms in a faster time to market through our research and development base.

The leaders within our targeted markets include a small number of very large organizations. We therefore believe it is essential to maintain a comprehensive and capable direct sales and marketing organization focused on these market-share leaders. Towards this end, we have headquartered our sales activities in San Jose, California and have established a direct sales force. Our sales and marketing force numbered 42 people at year end 2001, compared with 40 people at year end 2000 and 13 people at year end 1999. We now have a total of 14 sales offices, including offices in San Jose, California; Dublin, Ireland; Hong Kong, China; Seoul, Korea; Tokyo, Japan; Taipei, Taiwan; San Diego, California; Atlanta, Georgia; Dallas, Texas; Northampton, Great Britain; Helsinki, Finland; Stockholm, Sweden; Munich, Germany; and Caen, France. Our sales offices are closely aligned with key customer accounts and supported by a focused central marketing team. We have also contracted with sales representatives to further leverage coverage of other significant customers in key geographic areas, including Japan and the US.

In addition, we enter into collaborative agreements for the sale or distribution of our products where the third party can provide additional access to special expertise or potential customers. For example, in February 2002 we into a strategic agreement with UbiNetics that will enable us to market the UbiNetics multi-mode W-CDMA/GPRS/GSM solution as part of our portfolio of platform-level IP and license the solution through our global sales channel and semiconductor relationships.

We seek to increase awareness of the uses for our technology in popular mobile Internet products through direct contact with leaders in our targeted markets, close relationships with industry analysts, the placement of articles in trade journals, the co-sponsoring of events and co-marketing programs. We also participate regularly in trade shows and other industry meetings. We believe that these efforts will provide product differentiation that will generate demand for our technology from electronic product manufacturers, as well as increasing demand from semiconductor manufacturers.

Technology Partners

We maintain close relationships with companies in three key areas of increasing importance in the semiconductor industry:

•	pure contract manufacturers of silicon chips, referred to as silicon foundries;

•	providers of block-level semiconductor intellectual property; and

•	operating system and application software developers.

We work closely with a number of silicon foundries, including Taiwan Semiconductor Manufacturing Company and United Microelectronics Corporation (UMC), two of the leading silicon foundries (based on sales volume). We have been involved in-process development and enhancement, chip characterization and core technology development with these partners. We also rely on a number of silicon foundries to provide our intellectual property in hardware form where required by customers. This relationship provides us with access to reserved manufacturing capacity at attractive rates. We can therefore offer flexibility to our customers, allowing them either to license our intellectual property or have us provide them with finished chips.

With respect to other intellectual property providers, we have historically worked with a number of leading companies in this field to integrate their intellectual property into our systems. We continue to develop these relationships.

We have also developed close relationships with external software providers to further enhance our offerings. These providers include the Fraunhofer Institute, in the area of Internet audio encoding and decoding, which has ported its application code to our Audio-DSP platform. In addition, Beach Solutions and First Silicon Solutions sell development tools targeting the same Audio-DSP platform. We formed an alliance with Symbian, a company formed by Ericsson, Motorola, Matsushita, Nokia and Psion to develop and promote an industry-wide standard operating system for mobile computing, on the first deployment of InfoStream. We have also completed a system integrator license with Microsoft which enables Parthus to integrate either Pocket PC or Smartphone software technologies with the InfoStream hardware platform, and market the combined solution to semiconductor and OEM customers of Parthus.

Competition

Given the rapid rates of technological change and of new product introductions in our target markets, we believe that a key competitive factor in these markets is whether a semiconductor intellectual property solution allows manufacturers to deliver the performance and features demanded by their target markets more quickly than their competitors. Because of our complete platform approach, our focus on the Mobile Internet market and our strong resources in key areas such as mixed-signal technology, we believe that we are extremely competitive in delivering complete solutions that meet the requirements of our customers. In addition, we believe that the difficulty of attracting an adequate number of qualified technical staff, particularly in the areas of analog and mixed signal technology, coupled with the difficulty of combining know-how across the range of technologies required to provide a complete solution in this market area, present substantial barriers to entry for new entrants into this area. Other important competitive factors include price, product quality, design cycle time, reliability, performance, customer support, name recognition and reputation and financial strength.

Given our reliance on relationships with a number of leading companies in the semiconductor and electronics industry, our competitive position is dependent on the competitive positions of those companies. In addition, the companies with whom we have relationships do not license our intellectual property exclusively, and several of them also design, develop, manufacture and market products based on their own intellectual property or on other third-party intellectual property. They therefore often compete with each other and with us in various applications.

We compete against a variety of companies, ranging from smaller, niche semiconductor design companies to large semiconductor and electronic product manufacturers, many of whom are our customers. We believe that our principal competition comes from the in-house research and development teams of such manufacturers, many of whom have significantly greater resources than we do. In addition, we must in such cases overcome any organizational bias against out-sourced solutions before we can compete successfully.

Aside from the in-house research and development groups of such manufacturers, we do not compete with any individual company across the range of our market offerings. Within particular market segments, however, we do face competition to a greater or lesser extent from other industry participants. For example:

•	we compete in specific areas of the Bluetooth and 802.11 technology arena with NewLogic and Tality;

•	we compete in specific areas of the GPS market with SiRF, Snaptrack and Trimble

•	we compete in the specific areas of the GPRS and W-CDMA market with TTPcom; and

•	we compete in specific areas of the Internet audio market with Micronas.

We cannot be certain that we will have the financial resources, technical expertise, and marketing or support capabilities to compete successfully in the future.

License Arrangements

We license to our customers complete platform solutions to perform specific application functions. These solutions typically incorporate both intellectual property to be embodied on a silicon chip and intellectual property in the form of software. In the third quarter of 2000, we announced our first portfolio license agreements. Agilent Technologies licensed our BlueStream and InfoStream platforms for next generation Bluetooth-enabled mobile computing devices, and 3Com licensed four of our platforms to power its mobile product line. In April 2001, we entered into a multi-year technology portfolio licensing and royalty agreement with STMicroelectronics for the complete suite of Parthus’ mobile Internet IP platforms By entering into a portfolio license, our customers have access to multiple technology platforms in the Parthus portfolio, enabling them to obtain from one supplier all of the IP required to build next-generation mobile Internet devices. For example, a portfolio license can converge our InfoStream platform for smart phones with our BlueStream Bluetooth connectivity platform. We believe that portfolio license arrangements will generally be larger than other license agreements and will allow us to develop close, strategic long-term relationships with our portfolio license customers.

Although the precise terms of our contracts vary from licensee to licensee, they generally require payment of an initial license fee, a re-use license fee, ongoing per-unit royalties or some combination of these fees. Under the terms of these license agreements, we may also provide integration services to help accelerate the customer’s product development cycle. Key features of these arrangements include:

•
Initial license fees.     Initial license fees are typically nonrefundable and are generally paid in installments upon reaching defined development milestones. Our licenses are typically perpetual in duration but may in some cases be limited to fixed terms.

•
Re-use license fees.     A re-use license fee is payable for each new product that incorporates technology previously licensed from us. Re-use license fees are payable when a licensee sends a design using our intellectual property for manufacture. Alternatively, licensees may pay a one-time buyout fee in lieu of subsequent re-use fees.

•
Per-unit Royalties.    A per-unit royalty is paid for each product incorporating our intellectual property that is sold, supplied or distributed by the licensee. These royalties are calculated either as a percentage of the licensee’s sale price per product or as a fixed amount per unit sold. We began realizing revenue from royalties in the third quarter of 2000. As products using our technology are brought to market, we expect revenue from royalties to increase. We have no control, however, over when our customers will ultimately bring such products to market.

•
Support and maintenance.    We generally require licensees to pay a quarterly support and maintenance fee for a minimum of two years for integrated circuits and three years for software. After that mandatory period the customer may extend the support and maintenance agreement on an annual basis.

Research and Development

We believe that our research and development resources give us an important competitive advantage. In the future, our ability to compete will be substantially dependent on our ability to continue to recruit and retain key personnel and to exploit advanced technology in order to meet changing market requirements. Towards this end, we maintain a significant research and development team dedicated to developing new technological solutions and new versions of our existing technology to meet the needs of our customers.

Our research and development efforts are focused on delivering further innovative solutions that offer clear benefits to our customers in the areas of:

•	faster and higher performance, which is essential for the take-up of new services or content;

•	lower power requirements, which is critical for battery life;

•	smaller and lighter chip components, for overall product design;

•	easier manufacturing of extremely complex technology; and

•	higher value at lower cost.

At year-end 2001, we had 307 full-time research and development staff located at seven development sites in Ireland, the United States, Northern Ireland and England maintaining the high levels we had in 2000. A significant number of our research and development staff have advanced degrees. These individuals have expertise in all the disciplines required to take a product from conception through design and into volume manufacturing, including:

•	systems architecture, including modeling and partitioning;

•	analog and mixed-signal technology;

•	IP integration for system-on-a-chip development;

•	software development; and

•	systems integration.

•
We are currently involved in research programs with a number of university and independent research groups worldwide. These include both student sponsorships at undergraduate, masters and doctorate levels, and joint research programs. We have participated in research programs at the National University of Ireland in Dublin, Cork and Galway; Trinity College, Dublin; Queen’s University, Belfast; the University of California at San Diego; and the National Microelectronics Research Centre, Cork, Ireland. In addition, several members of our staff work one day per week at affiliated academic institutions, providing a strong link to the faculty and student bodies.

We also encourage our research and development personnel to maintain active roles in the various international organizations that develop and maintain standards in the electronics and related industries. This involvement:

•	allows us to influence the development of new standards;

•	keeps us informed as to important new developments regarding standards; and

•	allows us to demonstrate our expertise to customers and potential customers who also participate in these standards-setting bodies.

We expect to continue to invest substantial funds and personnel resources in research and development activities.

Patent and Intellectual Property Protection

Our success and ability to compete are dependent on our ability to develop and maintain the proprietary aspects of our intellectual property and to operate without infringing the proprietary rights of others. We rely on a combination of patent, trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our technology. These legal protections afford only limited protection of our technology. We also seek to limit disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our source code and other intellectual property. Due to rapid technological change, we believe that factors such as the technological and creative skills of our personnel, new product developments and enhancements to existing products are more important than specific legal protections of our technology in establishing and maintaining a technology leadership position.

We have an active program to protect our proprietary technology through the filing of patents. Currently, we hold 16 U.S. patents, with expiration dates between 2011 and 2020, and 13 non-U.S. patents on various aspects of our technology. In addition, we have 39 patent applications pending in the United States and an additional 20 patent applications pending in the United Kingdom and other jurisdictions. We can provide no assurance that our pending patent applications or any future applications will be approved or will not be challenged by third parties, that any issued patents will effectively protect our technology, or that patents of others will not have an adverse effect on our ability to do business.

We seek to protect our other trade secrets and proprietary information through agreements with licensees and systems companies, proprietary information agreements with employees and consultants and other security measures. We also rely on trademark, copyright and trade secret laws to protect our intellectual property.

The semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. Questions of infringement in the semiconductor field involve highly technical and subjective analyses. Litigation may in the future be necessary to enforce our patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. There can be no assurance that we would be able to prevail in any such litigation, or be able to devote the financial resources required to bring such litigation to a successful conclusion.

In any potential dispute involving our patents or other intellectual property, our licensees could also become the targets of litigation. We are generally bound to indemnify licensees under the terms of our license agreements. Although our indemnification obligations are generally subject to a maximum amount, these obligations could nevertheless result in substantial expenses. In addition to the time and expense required for us to indemnify our licensees, a licensee’s development, marketing and sale of products embodying our solutions could be severely disrupted or shut down as a result of litigation.

Employees

The table below presents the number of our employees as of each date indicated, by function and geographical location.

	December 31,
	1999	2000	2001
Total employees	237	387	389
Research and development	205	308	307
Sales and marketing	13	40	42
Administration	19	39	40
Location
Ireland	201	263	237
Northern Ireland	19	28	27
England	0	35	36
United States	17	54	74
Elsewhere	0	7	15

In December 2001 we implemented a headcount reduction of 29 employees as part of an overall cost management plan. Our employees are not represented by any collective bargaining agreements, and we have never experienced a work stoppage. We believe our employee relations are good.

Facilities

We lease land and buildings for our executive offices, engineering, sales, marketing, administrative and support operations and design centers. The following table summarizes information with respect to the principal facilities leased by us as of May 17, 2002:

Location	Area (Sq. Feet)	Principal Activities
Dublin, Ireland	32,700	Executive offices, engineering, sales,marketing, administration.
Cork, Ireland	10,000	Engineering, marketing, administration.
Belfast, Northern Ireland	8,000	Engineering, marketing.
Limerick, Ireland	4,000	Engineering, marketing.
Northampton, England	18,000	Engineering, marketing, administration.
San Jose, CA, U.S.	10,000	Sales, marketing, engineering, administration.
Austin, TX, U.S	10,400	Research and development, marketing, administration.
Caen, France	550	Research and development.

Group Structure

Parthus Technologies plc, an Irish public limited company, is the ultimate parent of the Parthus group. The following table present the subsidiaries of Parthus, their jurisdictions of organization, and the percentage of Parthus’ direct or indirect holding of each as of May 17, 2002:

Name	Jurisdiction	Proportion held (Directly or Indirectly)
Parthus Ireland Limited	Republic of Ireland	100%
Silicon Systems Design Limited	Republic of Ireland	100%
Skelbrook Limited	Republic of Ireland	94%
Parthus Research Limited	Republic of Ireland	95%
Silsys Design (US) Inc.	California, USA	100%
Parthus Technologies Inc.	California, USA	100%
Chicory Systems Inc.	Delaware, USA	100%
Parthus (NI) Limited	United Kingdom	100%
Parthus Technologies SARL	France	100%
Parthus Holdings BV	The Netherlands	100%
Parthus Inc	The Cayman Islands	100%
Parthus (UK) Limited	United Kingdom	100%
Amadala Limited	Republic of Ireland	100%
Epron Limited	Republic of Ireland	100%
Parthus Technologies Limited	Hong Kong	100%
Parthus Technologies Japan Limited	Japan	100%

MANAGEMENT

The following table sets forth information with respect to each of our directors and senior management and their position and respective age as of May 17, 2002:

Name	Age	Position
Brian Long	45	Director and Chief Executive Officer
Michael Peirce(1)(2)	57	Chairman of the Board of Directors
Kevin Fielding	39	Director and President
Eoin Gilley	40	Chief Operating Officer
Elaine Coughlan	30	Chief Financial Officer
William McLean	44	President, U.S. Operations and Vice President Worldwide Sales
Peter McManamon	54	Director and Executive Vice President of Corporate Development
William McCabe(1)(2)	44	Director
Sven-Christer Nilsson(1)(2)	58	Director

(1)	Member of the Remuneration Committee
(2)	Member of the Audit Committee

Brian Long has served as our Chief Executive Officer and a Director since 1993 and is one of our co-founders. Mr. Long has more than 20 years’ experience developing intellectual property solutions for the semiconductor industry. Prior to co-founding Parthus, Mr. Long was a chief design engineer with AT&T. Mr. Long later held corporate responsibility for mixed-signal technology development at Digital Equipment Corporation, coordinating its cooperation with major semiconductor companies in the field of integrated circuit technology design and development. Mr. Long is the named inventor in several U.S. and European integrated circuit design patents and is currently on the board of the National Microelectronics Research Centre, Ireland. He was awarded the Irish Entrepreneur of the year for Technology in 2000. He holds undergraduate and masters degrees in Electronic Engineering from Trinity College Dublin, Ireland.

Michael Peirce has served as our Chairman since 1993. He is the founder and Chairman of the Mentec Group, a company specializing in financial, manufacturing and distribution software. Mr. Peirce is a past President of the Irish Electronics Industry Federation and is currently a member of the Advisory Committee of the National Microelectronics Research Centre.

Kevin Fielding was appointed President of our company in March 2001 and has served as a Director since November 2000. He served as our Chief Operating Officer from 1998 to 2001. Mr. Fielding joined Parthus from Digital Semiconductor in Boston, U.S., where he was Managing Director of Digital’s StrongARM business. He has over 18 years’ experience in the semiconductor business in the U.S. and Europe. He holds a BSEE and a MSEE from the National University of Ireland, Cork and an MBA from Northeastern University, Boston.

Eoin Gilley has served as our Chief Operating Officer since March 2001. Mr. Gilley joined Parthus from Artesyn Technologies, where he spent three years and held the position of Managing Director, Europe. From 1995 to early 1998, he held the position of Vice President/General Manager Europe with Quarterdeck International Ltd. based in Dublin. Previously, Mr. Gilley spent 15 years with Apple Computer, including at Apple’s European manufacturing facility and, more recently, in Cupertino, California, as Director of Operations for Apple’s Newton Division. Mr. Gilley has an MBA from Fordham University and a degree in Engineering.

Elaine Coughlan has served as our Chief Financial Officer since March 2001. She served as our Vice President Finance from August 2000 until her current appointment and as our Corporate Controller from December 1999 to August 2000. Prior to joining Parthus she worked for IONA Technologies plc, where she held senior financial positions including Vice President of Finance, Acting Corporate Controller, Assistant Corporate Controller and European Financial Controller. Previously she spent eight years at Ernst & Young as a senior audit manager specializing in advising SEC-registered clients in the technology sector and handling public offering transactions. She is an Associate of the Institute of Chartered Accountants in Ireland.

William McLean has been our President, U.S. Operations and Vice President Worldwide Sales since 1998. He joined Parthus from Authentec, a biometrics firm and spin-off from Harris Semiconductor, where he was Vice President and Chief Marketing Officer. Mr. McLean had joined Harris Semiconductor in 1996, serving as Vice President and General Manager of Worldwide Sales and Marketing. Mr. McLean had previously served as Vice President of OEM Sales at Fujitsu Microelectronics, and Vice President of Sales and Marketing for the start-up firm Advanced Telecommunications Modules Ltd., a provider of communications technology. Mr. McLean began his career at Texas Instruments, where he spent 12 years in various sales and marketing positions. Mr. McLean has a B.S. in Electrical Engineering from Christian Brothers University, Memphis, Tennessee.

Peter McManamon, one of our co-founders, has served as a Director since 1993. He was our Chief Financial Officer from 1993 until his current appointment in March 2001 as Executive Vice President of Corporate Development. Mr. McManamon is currently a member of the executive committee of the Irish Software Association and is a member of the Institute of Directors of Ireland. He gained a degree in Business Studies from Trinity College, Dublin, is qualified as a member of the Institute of Certified Public Accountants (CPA) and has 20 years’ experience in the electronics industry.

William McCabe has served as a Non-Executive Director since 1997. He is the former Chairman of SmartForce plc (formerly CBT Group plc), an Irish company specializing in interactive educational software, quoted on the Nasdaq National Market since 1995. He holds a degree in Economics from Queens University, Belfast.

Sven-Christer Nilsson has been a Non-Executive Director since March 2000. He is a co-founder and director of Startupfactory, a venture capitalist and early-stage investor headquartered in Stockholm, Sweden. Between 1982 and 1999 he held various positions with Ericsson, the telecommunications equipment supplier, including President, Ericsson Radio Systems (Sweden), Vice President, Mobile Switching Systems, Executive Vice President, Cellular Systems-American Standards, and, from 1998, Chief Executive Officer. Mr. Nilsson holds a BSc in Computer Science from the University of Lund, Sweden.

Employment Agreements

We have entered into employment agreements with each of Brian Long, Peter McManamon, Kevin Fielding, William McLean, Eoin Gilley and Elaine Coughlan that provide for salary and benefits packages commensurate with the position of each executive. In addition, Messrs. McLean, Fielding and Gilley and Ms. Coughlan are entitled to participate in our share option plans.

Corporate Governance

Our board of directors has established an audit committee and a remuneration committee. The audit committee is chaired by Mr. Peirce, and its other members are Messrs. McCabe and Nilsson. This committee has responsibility for, among other things, planning and reviewing our annual and quarterly reports and accounts and the involvement of our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards and with the requirements of the Nasdaq

National Market and the U.K. Listing Authority, and ensuring that an effective system of internal controls is maintained. The ultimate responsibility for reviewing and approving our annual and quarterly reports and accounts will remain with our board of directors. The audit committee monitors the adequacy of internal accounting practices and addresses all issues raised and recommendations made by the external auditors. The Chief Financial Officer normally attends meetings of the committee, while the external auditors attend as required and have direct access to the committee chairman at all times.

The remuneration committee is chaired by Mr. Peirce, and its other members are Messrs. McCabe and Nilsson. This committee determines, within agreed terms of reference, our policy on compensation of executive officers and specific remuneration packages for each of the executive directors, including pension rights.

Compensation of Directors and Senior Management

The aggregate compensation, including benefits in kind, paid to our directors and senior management for 2001 was $1,134,000. We also granted to our directors and senior management during 2001 options to purchase an aggregate of 16,150,000 ordinary shares at an average exercise price of $0.45 per share. These options expire in 2008. Our executive directors do not receive any additional compensation for their services as members of the Board but are reimbursed for their reasonable out-of-pocket expenses incurred in attending meetings of the board of directors.

The following table sets out remuneration, including pension contributions, paid to or accrued for all of our directors for 2001:

	Salary and fees	Bonuses	Taxable Benefits	Pension contributions	Total 2001	Total 2000
	(in thousands)
Executive Directors
Brian Long	$182	$—	$2	$27	$211	$363
Kevin Fielding*	192	—	1	19	212	20
Peter McManamon	182	—	3	27	212	363
Non-executive Directors
Michael Peirce	—	—	—	—	—	—
William McCabe	35	—	—	—	35	35
Sven-Christer Nilsson*	40	—	—	—	40	30

	$631	$—	$6	$73	$710	$811

*	Mr. Fielding was appointed a director on November 27, 2000; Mr. Nilsson was appointed a director on March 31, 2000.

As of December 31, 2001, options to purchase 82,822,073 ordinary shares were outstanding at exercise prices ranging from $0.031 to $2.70 per share. Of these, options to purchase an aggregate of 25,474,350 ordinary shares were held by our directors and senior management. The number of ordinary shares and ordinary shares subject to options held by our directors and senior management on an individual basis as of May 7, 2002, and the relevant grant dates, exercise prices and expiration dates of such options, are set forth below. The percentages of ordinary shares held are based on 586,203,731 shares outstanding as of May 7, 2002.

	Shares		Options
Name	Number of Ordinary Shares Held	Percentage of Total Shares Outstanding	Number of Ordinary Shares Underlying Options	Exercise Price	Dates of Grant	Expiration Date
Brian Long(1)	110,442,422	18.84	—	—	—	—
Michael Peirce	18,383,645	3.14	—	—	—	—
Kevin Fielding	6,157	*	466,680	$0.032	7/22/98	7/22/05
			226,810	$0.165	6/1/99	6/1/06
			300,000	$0.75	2/4/00	2/4/07
			1,000,000	$2.60	11/7/00	11/7/07
			2,500	$2.10	11/30/00	11/30/07
			4,900,000	$0.285	9/20/01	9/20/08
Eoin Gilley	35,930	*	2,250,000	$1.50	3/2/01	3/2/08
			3,000,000	$0.285	9/20/01	9/20/08
Elaine Coughlan	—	—	600,010	$0.165	8/4/99	8/4/06
			70,840	$0.75	2/4/00	2/4/07
			1,000,000	$2.60	7/11/00	7/11/07
			2,500	$2.10	11/30/00	11/30/07
			3,000,000	$0.285	9/20/01	9/20/08
William McLean	6,720	*	750,010	$0.032	10/21/98	10/21/05
			500,000	$2.70	8/7/00	8/7/07
			2,500	$2.10	11/30/00	11/30/07
			3,000,000	$0.285	9/20/01	9/20/08
Peter McManamon	29,955,938	5.11	2,500	$2.10	11/30/00	11/30/07
William McCabe	—	—	—	—	—	—
Sven-Christer Nilsson	—	—	400,000	$0.75	2/17/00	2/17/07

*	Represents less than 1% of total.
(1)	Includess 280,000 shares held by Mr. Long’s wife.

Employee Plans

Share Option Plan

In March 1998, our board of directors approved the introduction of a share option plan (which also governed previously granted options). In April 2000, our board of directors authorized an increase in the number of share options that may be granted under the share option plan, up to a maximum level of 25% of our fully diluted share capital at the date of amendment. At our annual general meeting held in May 2001, our shareholders approved a further increase in the number of options that may be granted to 20% of the enlarged fully diluted share capital as at that date.

Under the terms of the plan, options may be granted to our employees, consultants or directors and the employees, consultants and directors of any of our subsidiaries. The option holder is entitled to exercise an option in respect of 25% of the total number of shares subject to option on the first anniversary of the date of grant. Each successive month thereafter, the option holder is entitled to exercise options in respect of 1/48th of the total number of shares subject to the option. All shares allotted under the plan rank equally in all respects with our ordinary shares.

No option may be sold, pledged, assigned, transferred or otherwise disposed of in any other manner by the option holder during his or her lifetime. Options will lapse to the extent that they have not been exercised by the earliest of the seventh anniversary of its date of grant, the expiration of 12 months from the date of death of the option holder or three months from the date of cessation of the option holder’s status as an employee, consultant or director. The plan is administered by the remuneration committee of the board.

Employee Share Purchase Plan

In June 2000, our company approved the terms of an employee share purchase plan. The purchase plan permits eligible employees to purchase ordinary shares in the form of ADSs equivalent to a percentage of the employee’s earnings, not to exceed 15%, at a price equal to 85% of the fair market value of the ADSs at dates specified by the board of directors pursuant to the plan. We have five million shares reserved for issuance under the purchase plan. Substantially all employees are eligible, and shares are offered based on a percentage of salary up to a specified maximum value. Employees may exercise their purchase right on a twice yearly basis.

Board Action and Powers

Under our articles of association, unless otherwise determined by the company in a general meeting, the number of directors must be not less than three. Our directors can decide when to have meetings and how many of their number represent a quorum of the board of directors. Unless the directors decide otherwise, three directors are required for a quorum.

At every annual general meeting, one third of the directors retire by rotation. A director retiring by rotation may be re-elected at any general meeting. Furthermore, the Irish Companies Act, 1963 provides that a director can be removed from office at any time by a majority vote of the shareholders subject to compliance with the relevant statutory and notice provisions and to the rights of the removed director to claim compensation or damages arising from the removal. The requirement that fewer than all of our directors stand for election at any annual general meeting may have the effect of delaying, deferring or preventing a change in control of our company. Our directors are required to retire when they reach the age of 70, though they may stand for re-election after that time.

Messrs. Fielding, McCabe and Peirce retired by rotation and were re-elected at the 2001 annual general meeting. If there are no changes to the current composition of our board of directors, Mr. Nilsson and one of Messrs. McManamon or Long will retire by rotation at the 2002 annual general meeting, Mr. Peirce and one of Messrs. McManamon or Long will retire by rotation at the 2003 annual general meeting and Messrs. Fielding and McCabe will retire by rotation at the 2004 annual general meeting.

Our directors can appoint any person as an extra director to fill a vacancy. Any director appointed in this way holds office until the next annual general meeting following his appointment and will then be eligible for election, but will not be taken into account in determining the number of directors that are to retire by rotation at such meeting. If not re-elected at the annual general meeting, such director retires at the conclusion of the meeting.

Our directors are given the power to manage our business and to use all of the powers of the company not inconsistent with the articles of association or the Irish Companies Acts, 1963-1999.

Under our articles of association, our directors may, in the manner and on the terms and conditions they think fit, issue debentures, debenture stock and other securities, whether outright or as security for any debt, liability or obligation of the company or of any third party, without limitation on the amount. They may also borrow or raise money and mortgage or charge our company’s property, assets and uncalled capital, or any part thereof, subject to the provisions of Part III of the Irish Companies (Amendment) Act, 1983.

Remuneration and Expenses

The ordinary remuneration of our directors is determined from time to time by an ordinary resolution of the company and is divisible (unless such resolution provides otherwise) among the directors as they may agree, or, failing agreement, equally, except that any director who holds office for only part of the period for which such remuneration is payable is entitled to only a pro rata portion of such remuneration. Any director who holds any executive office (including chairman or deputy chairman) or who serves on any committee, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, commission or otherwise as the directors may determine.

The directors may be paid all travel, hotel and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the company or otherwise in connection with the discharge of their duties.

Our service agreements with Messrs. Long and McManamon provide that we may only terminate their employment with a minimum of three years’ notice. None of the members of our board of directors has a service agreement with us or our subsidiaries that provides for benefits upon termination.

Indemnification and Insurance

In general, Section 200 of the Irish Companies Act, 1963 prohibits us from exempting any of our directors or officers from, or indemnifying any of them against, any liability arising from any negligence, default, breach of duty or breach of trust of which he or she may be guilty in relation to us. Section 200 does, however, provide that we may indemnify any of our directors and officers against any liability incurred by them in defending proceedings, whether civil or criminal, if judgment is given in the director’s or officer’s favor or the he or she is acquitted. Additionally, upon our election, we can provide an indemnity under Section 200 where a director or officer is granted relief by a court under either Section 391 of the Irish Companies Act, 1963 or Section 42 of the Irish Companies (Amendment) Act, 1983. Our articles of association contain a provision for this indemnity but specifically exclude the auditors from such indemnity.

We have obtained directors and officers insurance for some of our directors, officers, affiliates, partners or employees for liabilities relating to the performance of their duties.

At present, there is no pending material litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened material litigation or proceeding that may result in a claim for indemnification of a director or officer.

PRINCIPAL SHAREHOLDERS

The following table contains information concerning each shareholder known by us to beneficially own more than three percent of our outstanding ordinary shares (in the form of ordinary shares or ADSs). Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to our shares.

The number of shares outstanding used in calculating the percentage for each listed shareholder includes the shares underlying options held by such shareholder that are exercisable within 60 days of May 7, 2002. Percentage of beneficial ownership is based on 586,203,731 shares outstanding at May 7, 2002. All holders of our ordinary shares (in the form of ordinary shares or ADSs), including those shareholders listed below, have the same voting rights with respect to such shares.

Name of Beneficial Owner	Percent	Number
Brian Long(1)	18.84%	110,442,422
Ollaberry Limited(2)	17.14%	100,492,422
The Goldman Sachs Group, Inc.(3)(4)	4.40%	25,806,628
Peter McManamon(5)	5.11%	29,955,938
Lomas Limited.(6)	4.54%	26,637,138
Kelburn Limited(4)	4.52%	26,518,309
Enterprise Ireland(4)	4.31%	25,236,861
Michael Peirce	3.14%	18,383,645

(1)	Includes 280,000 shares held by Mr. Longs’ wife. In addition 100,492,422 of the shares held by Mr. Long are subject to a put and call option agreement with Ollaberry Limited, an affiliate of Mr. Long.
(2)	All shares are held by Mr. Long and are subject to the option described in note (1).
(3)
The Goldman Sachs Group, Inc. may be deemed to own beneficially and indirectly in the aggregate 25,806,628 shares through the investment partnerships GS Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman Sachs & Co. Verwaltungs, GmbH, Stone Street Fund 1998, L.P., and Bridge Street Fund 1998, L.P., of each of which affiliates of the Goldman Sachs Group are the general partner or managing general partner. The funds share voting and investment power with The Goldman Sachs Group.

(4)	Neither we nor any of our officers, directors or affiliates holds any voting power in this entity.
(5)	26,637,138 of the shares held by Mr. McManamon are subject to a put and call option agreement with Lomas Limited, an affiliate of Mr. McManamon.
(6)	All shares are held by Mr. McManamon and are subject to the option described in note (5).

On December 8, 1998, the share ownership of Brian Long was reduced from approximately 50% to approximately 36% when the Goldman Sachs Group acquired shares both by acquisition from existing shareholders and by subscription. In May 2000 the share ownership of Mr. Long was reduced to 23% and the share ownership of the Goldman Sachs Group was reduced to 17% after our initial public offering, and in November 2000 the share ownership of Mr. Long was reduced to 21% and the share ownership of the Goldman Sachs Group was reduced to 13% after our follow-on offering. The share ownership of Goldman Sachs Group was further reduced to approximately 4.4% in 2001 in connection with a block sale of shares.

Holdings by U.S. Shareholders

As of May 7, 2002, there were approximately 12,100 holders of record of our ordinary shares (in the form of ordinary shares or ADSs), including approximately 85 holders of record located in the United States holding approximately 6% of our outstanding securities.

RELATED-PARTY TRANSACTIONS

We deal in the normal course of business with STMicroelectronics, which held 20% of the equity of Silicon Systems Design Limited, one of our subsidiaries, until June 29, 2001. On that date, Parthus acquired its 20% shareholding for consideration of $38.6 million in cash and Parthus shares. During the year, Parthus and STMicroelectronics entered into a multi-technology portfolio licensing and royalty agreement for the complete suite of Parthus mobile Internet IP platforms. Revenue generated from STMicroelectronics was $12.6 million in 2001 and $12.4 million in 2000. Our account receivable balances with STMicroelectronics at December 31, 2001 and 2000 were $404,500 and $12,500, respectively.

During 1999, we advanced an interest-free loan of $400,000 to William McLean, President of U.S. Operations and Vice President of Worldwide Sales. The loan was repayable on demand at any time before June 30, 2002. Mr. McLean repaid the loan in full in March 2000.

We occupy premises in Dublin under the terms of a lease with Veton Properties Limited dated November 8, 1996. The lease term is 25 years from July 1, 1996, subject to annual rent of €380,922 (approximately $341,000). Brian Long and Peter McManamon are minority shareholders of Veton Properties Limited.

William McCabe and Sven-Christer Nilsson, our non-executive directors, receive directors fees of approximately $10,000 and $40,000 per annum, respectively, plus reasonable expenses. Mr. McCabe is also entitled to approximately $25,000 per annum for consulting services rendered to us.

ADDITIONAL INFORMATION

Background

We began operations in 1993. In April 2000 we re-registered as a public limited company, or “plc”, under the laws of the Republic of Ireland and changed our name to Parthus Technologies plc. Our principal executive office is located at 32-34 Harcourt Street, Dublin 2, Republic of Ireland and our telephone number is 011-353-1-402-5700. The address of our United States headquarters is 2033 Gateway Place, Suite 150, San Jose, California 95110 and our telephone number at that location is 1-408-514-2900. Our worldwide web address is http://www.parthus.com. Information contained on our website is not part of this annual report.

Articles of Association

Information regarding our articles of association is incorporated by reference to “Description of Share Capital” in our registration statement on Form F-1 (registration no. 333-12734) filed with the Securities and Exchange Commission on October 23, 2000, as amended.

Litigation

We are not currently, nor were we during 2001, involved in any litigation or arbitration proceedings that have had or that we expect to have a significant effect on our financial position or results of operations. We are not aware of any threatened or potential legal or arbitration proceedings that could have a significant effect on our financial position or results of operations.

Dividend Policy

Except for periodic payments of fixed cash dividends on preference shares, we have never paid dividends on our share capital. We currently intend to retain future earnings, if any, to fund the development and growth of our business and currently do not anticipate paying cash dividends in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

Under Irish law, any payment of dividends would be subject to the Irish Companies Acts, 1963-1999, which require, among other things, that all dividends be recommended by our board of directors and approved or ratified by our shareholders. Moreover, under Irish law, dividends may be paid only out of profits available for distribution determined in accordance with the Irish Companies Acts, 1963-1999 and accounting principles generally accepted in the Republic of Ireland, which differ in some respects from United States generally accepted accounting principles.

In the event that dividends are paid in the future, holders of the ADSs will be entitled to receive payments in U.S. dollars in respect of dividends on the underlying ordinary shares in accordance with the deposit agreement.

Capital Repayment

In connection with (and conditional upon) the proposed combination of Parthus and Ceva, we intend to distribute an aggregate of $60 million in cash to the existing shareholders of Parthus in the form of a repayment of share capital. See “Proposed Combination with Ceva, Inc.”, above.

Market Information

Our ADSs are quoted on the Nasdaq National Market under the symbol “PRTH” and our ordinary shares are traded on the London Stock Exchange under the symbol “PRH”. Public trading of our ADSs on the Nasdaq National Market began on May 19, 2000, and unconditional trading of our ordinary shares on the London Stock Exchange began on May 26, 2000. Prior to that, there was no public market for our ordinary shares or ADSs. The following table sets forth the high and low prices of our ADSs and our ordinary shares for (1) each calendar year since trading began; (2) each of the six quarters in the period ending December 31, 2001; and (3) each of the six months in the period ending December 31, 2001.

	Nasdaq National Market		London Stock Exchange
	High ($)	Low ($)	High (£)	Low (£)
2000 (from May 19)	51.75	18.44	4.09	0.85
2001	31.88	2.75	2.11	0.20
July through September 2000	51.75	25.88	4.09	1.72
October through December 2000	47.00	20.98	3.24	1.54
January through March 2001	31.88	17.00	2.11	0.82
April through June 2001	15.13	9.65	1.09	0.47
July through September 2001	9.20	2.80	0.64	0.20
October through December 2001	6.82	2.75	0.48	0.20
July 2001	9.20	6.60	0.64	0.43
August 2001	8.85	5.35	0.62	0.37
September 2001	5.75	2.80	0.38	0.20
October 2001	5.90	2.75	0.42	0.20
November 2001	6.82	5.35	0.48	0.39
December 2001	6.10	4.45	0.42	0.33

On May 15, 2002, the last reported sale price for the ADSs on the Nasdaq National Market was $4.00 per ADS, and the last reported sale price for the ordinary shares on the London Stock Exchange was £0.28 per ordinary share.

Exchange Controls

Except as indicated below, there are no restrictions on non-residents of the Republic of Ireland dealing in domestic securities (which include shares or depositary receipts of Irish companies such as our company), and dividends and redemption proceeds are freely transferable to non-resident holders of such securities.

The Financial Transfers Act, 1992 gives power to the Minister for Finance of Ireland to make provision for the restriction of financial transfers between the Republic of Ireland and other countries. Financial transfers are broadly defined and include all transfers that would be movements of capital or payments within the meaning of the treaties governing the European Communities. The acquisition or disposal of ADSs issued by an Irish company and associated payments may fall within this definition. In addition, dividends or payments on redemption or purchase of shares and payments on a liquidation of an Irish company would fall within this definition. Currently, orders under this Act prohibit some financial transfers to or by the order of or on behalf of residents of the Federal Republic of Yugoslavia, Serbia, Iraq or Angola unless permission for the transfer has been given by the Central Bank of Ireland.

Use of Proceeds

In May 2000, we conducted the initial public offering of our ordinary shares (in the form of shares and ADSs) and in November 2000 we conducted a follow-on public offering, each in the United States, the United Kingdom and Ireland, with private offerings to institutions elsewhere. We received approximately $132.5 million in net proceeds from the May 2000 offering and approximately $24 million in net proceeds from the November 2000 offering. To the date, we have used approximately $12 million as partial consideration in cash for our acquisition of Chicory Systems Inc., and approximately $13 million as partial consideration in cash for the minority interest in our subsidiary Silicon Systems Design Limited previously held by STMicroelectronics. In addition, we have used approximately $9 million for capital expenditures and approximately $5 million on operating activities. We have invested $4.5 million in exchange for a minority shareholding in UbiNetics plc. The balance of the funds have been invested at market rates with financial institutions pending their use for our continued investment, internally and by acquisition, in developing and consolidating our portfolio of technology platforms. We intend in connection with the proposed combination of Parthus and Ceva to distribute an aggregate of $60 million in cash to the existing shareholders of Parthus in the form of a repayment of share capital.

Taxation

The following discussion describes the material Irish taxation and U.S. federal income tax consequences of the acquisition, ownership and disposition of ordinary shares or ADSs representing ordinary shares to U.S. holders (as defined below). The discussion is based on the tax laws of the Republic of Ireland, the Double Taxation Convention between the Republic of Ireland and the United States of America (referred to as the Treaty), the United States Internal Revenue Code of 1986, as amended (referred to as the Tax Code), judicial decisions, administrative pronouncements and U.S. Treasury regulations, changes to any of which after the date hereof could apply on a retroactive basis and affect the tax consequences described herein. This discussion only applies to you if you hold ADSs or ordinary shares as capital assets for U.S. federal income tax purposes.

Please note that this discussion only addresses Irish taxation and U.S. federal income tax issues and may not address all of the tax consequences that may be relevant to you in light of your particular circumstances. In particular, it does not address special issues relevant to some purchasers, including:

•	dealers in securities;

•	banks;

•	tax-exempt organizations;

•	insurance companies;

•	persons holding ADSs or ordinary shares as part of a hedging, straddle or conversion transaction;

•	purchasers whose functional currency is not the U.S. dollar; and

•	persons who own, directly or by attribution, 10% or more of our outstanding voting share capital.

Potential investors are advised to satisfy themselves as to the overall tax consequences, including, specifically, the consequences under Irish laws and state, local and other laws, of the acquisition, ownership and disposition of ADSs and ordinary shares in their own particular circumstances, by consulting their own tax advisors.

For purposes of this discussion, you are a “U.S. holder” if you are a beneficial owner of ADSs or ordinary shares and are, for U.S. federal income tax purposes:

•	a citizen or resident of the United States;

•	a corporation or other entity treated as a corporation for U.S federal income tax purposes organized under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to U.S. federal income taxation on a net income basis; or

•
a trust, provided that a court within the United States is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.

Additionally, in order for this discussion to apply to you, you must also:

•	not be resident, or ordinarily resident, in the Republic of Ireland for Irish tax purposes; and

•	not be engaged in a trade or business in the Republic of Ireland through a permanent establishment.

For the purposes of the Treaty and the Tax Code, U.S. holders of ADSs will be treated as the owners of ordinary shares represented by ADSs evidenced by ADRs.

Irish Taxation

The following discussion reflects the material Irish tax consequences to U.S. holders of the acquisition, ownership and disposition of ordinary shares and ADSs.

Taxation of Parthus

For Irish tax purposes, the residence of a company is in the jurisdiction where the central management and control of the company is located. Subject to certain exceptions, all Irish incorporated companies are deemed to be Irish tax resident. Companies which are resident in the Republic of Ireland are subject to Irish corporation tax on their total profits (wherever arising and, generally, whether or not remitted to the Republic of Ireland). The question of residence, by virtue of management and control, is essentially one of fact. It is the present intention of the company’s management to continue to manage and control the company from the Republic of Ireland, so that the company will continue to be resident in the Republic of Ireland.

The standard rate of Irish corporation tax on trading income is currently 16%. Current legislation provides that the standard rate of corporation tax for trading income (with certain exceptions) is to be reduced to 12.5% for the year 2003 and subsequent years.

Patent exemption is available to Irish resident companies whose income derives from qualifying royalties or license fees paid in respect of qualifying patents. The main requirement to qualify for the exemption is that the research, planning, processing, experimentation, testing, devising, designing, developing or similar activity leading to the invention which is the subject of the patent is carried out in Ireland. Under Irish law, income from such qualifying patents is disregarded for taxation purposes. There is no termination date for this relief specified in the legislation.

To the extent that the company is involved in the “manufacture” of goods in Ireland, income from this activity, in respect of its software development operations, can qualify for a 10% rate of tax. This relief is available until December 31, 2010.

Corporation tax is charged at the rate of 25% on a company’s non-trading income and certain types of trading income not eligible for the lower rates discussed above.

Irish capital duty, a tax on the issuance of share capital by companies, is payable at the rate of 1% of proceeds received by the company in consideration of such issuance.

Taxation of Dividends

If we decide to pay dividends, such dividends will generally be subject to withholding tax. Withholding tax may not apply where an exemption is permitted by legislation and where the company has received all necessary documentation prior to the payment of the dividend. The company will withhold any applicable withholding tax at source.

Irish Withholding Tax

Non-Irish Resident Shareholders—Dividends on Ordinary Shares

Shareholders who are individuals resident in the United States (or several other countries) and who are not resident or ordinarily resident in the Republic of Ireland may receive dividends free from withholding tax where the shareholder has provided the company with the relevant declaration and residency certificate required by legislation.

Corporate shareholders that are not resident in the Republic of Ireland and who are ultimately controlled by persons resident in the United States (or several other countries), or whose principal class of shares or its 75% or greater parent’s principal class of shares are substantially or regularly traded on a recognized stock exchange in an EU country or a country with which the Republic of Ireland has concluded a double taxation treaty, may receive dividends free from withholding tax where they provide the company with the relevant declaration, auditor’s certificate and Irish Revenue Commissioner’s certificate required by Irish law. Exemption from withholding is extended to include corporate shareholders resident in another EU member state or another country with which Ireland has concluded a double tax agreement (and not controlled by Irish residents) and other non-resident companies that are wholly owned by two or more companies each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which the Republic of Ireland has concluded a double taxation treaty, where the aforementioned declarations and certificates have been provided.

U.S. holders of ordinary shares (as opposed to ADSs; see below) should note, however, that these documentation requirements may be burdensome. As described below, these documentation requirements do not apply in the case of ADSs.

U.S. holders that do not fulfil the documentation requirements or otherwise do not qualify for the withholding tax exemption may be able to claim treaty benefits under the Treaty. U.S. holders that are entitled to benefits under the Treaty will be able to claim a partial refund of the 20% withholding tax from the Irish Revenue Commissioners.

Non-Irish Resident Shareholders—Dividends on ADSs

Special arrangements are available in the case of shares held in Irish companies through American depositary banks using ADSs. American depositary banks that receive dividends from Irish companies and pay the dividends on to the U.S. ADS holder are allowed a less rigorous certification procedure. Specifically, the depositary bank will be allowed to receive and pass on a dividend from the Irish company on a gross basis (without any withholding tax) in the following circumstances:

•	where the depositary bank’s ADS register shows that the direct beneficial owner has a U.S. address on the register; and

•
if there is a further intermediary between the depositary bank and the beneficial shareholder, where the depositary bank received confirmation for the intermediary that the beneficial shareholder’s address in the intermediary’s records is in the U.S.

Income Tax

Under certain circumstances, non-Irish resident shareholders will be subject to Irish income tax on dividend income, though this liability is limited to tax at the standard rate (20%). However, a U.S. holder will not have an Irish income tax liability on dividends from the company if the U.S. holder is neither resident nor ordinarily resident in the Republic of Ireland and the U.S. holder is:

•	an individual resident in the United States (or several other countries);

•	a corporation that is ultimately controlled by persons resident in the United States (or several other countries);

•
a corporation whose principal class of shares (or its 75% or greater parent’s principal class of shares) are substantially and regularly traded on a recognized stock exchange in an EU country or a country with which the Republic of Ireland has concluded a double taxation treaty;

•	a corporation resident in another EU member state or in a country with which Ireland has concluded a double taxation agreement, which is not controlled directly or indirectly by Irish residents; or

•
a corporation that is wholly owned by two or more corporations each of whose principal class of shares is substantially and regularly traded on a recognized stock exchange in an EU country or a country with which the Republic of Ireland has concluded a double taxation treaty.

Taxation of Capital Gains

A U.S. holder is not subject to Irish capital gains tax on the disposal of ordinary shares or ADSs.

Irish Capital Acquisitions Tax

Irish capital acquisitions tax (referred to as CAT) applies to gifts and inheritances.

Where a gift or inheritance is taken under a disposition made after December 1, 1999, it will be within the charge to CAT:

•	to the extent that the property of which the gift or inheritance consists is situated in the Republic of Ireland at the date of the gift or inheritance;

•	where the person making the gift or inheritance is or was resident or ordinarily resident in the Republic of Ireland at the date of the disposition under which the gift or inheritance is taken;

•
in the case of a gift taken under a discretionary trust where the person from whom the gift is taken was resident or ordinarily resident in the Republic of Ireland at the date he made the settlement, or at the date of the gift or, if he is dead at the date of the gift, at his death; or

•	where the person receiving the gift or inheritance is resident or ordinarily resident in the Republic of Ireland at the date of the gift or inheritance.

Where a gift or an inheritance is taken under a disposition made prior to December 1, 1999 CAT is chargeable in the following circumstances:

•	to the extent that the property of which the gift or inheritance consists is situated in the Republic of Ireland at the date of the gift or inheritance;

•	where the person making the gift or inheritance is or was domiciled in Ireland at the date of the disposition under which the gift or inheritance is taken;

•
in the case of a gift taken under a discretionary trust, where the disponer, who is usually the settlor, in relation to that trust was domiciled in Ireland at the date he made the settlement, or at the date of the gift or, where the gift is taken after his death, at the date of his death.

The person who receives the gift or inheritance is primarily liable for CAT. A person is secondarily liable if he is the donor, his personal representative or an agent, trustee or other person in whose care the property constituting the gift or inheritance or the income therefrom is placed. Taxable gifts or inheritances received by an individual since December 5, 1991 from donors in the same threshold class are aggregated and only the excess over a specified tax-free threshold is taxed. The tax-free threshold is dependent on the relationship between the donor and the donees and the aggregation since December 5, 1991 of all previous gifts and inheritances, within the same tax threshold.

The tax-free threshold amounts currently in force are:

•	€21,108 in the case of persons who are not related to one another;

•	€42,215 in the case of gifts or inheritances received from inter alia a brother or sister or from a brother or sister of a parent or from a grandparent; and

•	€422,148 in the case of gifts and inheritances received from a parent (or from a grandparent by a minor child of a deceased child) and specified inheritances received by a parent from a child.

Gifts and inheritances passing between spouses are exempt from CAT. CAT is charged at the rate of 20%.

Because the company is required to maintain its share register in Ireland, ordinary shares will be and ADSs may be regarded as located in the Republic of Ireland. Accordingly, ordinary shares will be subject to CAT and ADSs may be subject to CAT notwithstanding the fact that the holder may be domiciled and/or resident outside the Republic of Ireland. There is no gift and inheritance tax convention between the United States and the Republic of Ireland. Although an estate tax convention between the two countries was ratified in 1951, estate duty was abolished in the Republic of Ireland in 1975 and it is not clear whether the estate tax convention is applicable to Irish gift and inheritance taxes that replaced the former estate duty. As a matter of practice, the Irish Revenue Commissioners apply the convention in respect of inheritance tax.

Irish Probate Tax

Irish probate tax was abolished under the Finance Act, 2001. No probate tax will arise on any assets passing in respect of a death occurring on or after December 6, 2000.

Irish Stamp Duty

Ordinary Shares

Irish stamp duty, which is a tax on certain documents, including CREST operator instructions, is payable on all transfers of the ordinary shares (other than between spouses) wherever a document of transfer is executed. Where the transfer is attributable to a sale, stamp duty will be charged at a rate of 1%, rounded to the nearest pound (the ad valorem rate) of the amount or value of the consideration (i.e. purchase price). Where the consideration for the sale is expressed in a currency other than Euro, the duty will be charged on the Euro equivalent calculated at the rate of exchange prevailing at the date of the transfer. In the case of a transfer by way of gift (subject to certain exceptions) or for a consideration less than the market value of the ordinary shares transferred, stamp duty will be charged at the ad valorem rate on such market value.

Transfers of ordinary shares between associated companies (subject to the satisfaction of certain conditions) are exempt from stamp duty in the Republic of Ireland. In the case of transfers of ordinary shares where no beneficial interest passes (e.g. a transfer of shares from a beneficial owner to his nominee), no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, a flat rate of €12.70 (the nominal rate) will apply.

ADSs Representing Ordinary Shares

A transfer by a shareholder to the depositary or custodian of ordinary shares for deposit under the deposit agreement in return for ADSs and a transfer of ordinary shares from the depositary or the custodian upon surrender of ADSs for the purposes of withdrawal of the underlying ordinary shares in accordance with the terms of the deposit agreement will be stampable at the ad valorem rate if the transfer relates to a sale or contemplated sale or any other change in the beneficial ownership of such ordinary shares. Where the transfer merely relates to a transfer where no change in the beneficial ownership in the underlying ordinary shares is effected or contemplated, no stamp duty arises where the transfer contains the appropriate certificate and, in the absence of such certificate, the nominal rate stamp duty of €12.70 applies.

Under Irish law, it is not free from doubt whether the mere withdrawal of ordinary shares in exchange for ADSs or ADSs for ordinary shares would be deemed to constitute a change in beneficial ownership. Accordingly, it is not certain that holders would not be subject to stamp duty at the ad valorem rate when merely withdrawing ordinary shares in exchange for ADSs or ADSs for ordinary shares and consequently the depositary reserves the right in such circumstances to require payment of stamp duty at the ad valorem rate from the holders.

Transfers of ADSs are exempt from Irish stamp duty as long as the ADSs are dealt in on the Nasdaq National Market or any recognized stock exchange in the United States or Canada.

The person accountable for payment of stamp duty is the transferee or, in the case of a transfer by way of gift or for a consideration less than the market value, both parties to the transfer. Stamp duty is normally payable within 30 days after the date of execution of the transfer. Late or inadequate payment of stamp duty will result in liability for interest, penalties and fines.

U.S. Federal Income Tax Considerations

Taxation of Dividends

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, the gross amount of a distribution paid on an ordinary share or ADS will be a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent that a distribution exceeds our earnings and profits, it will be treated as a nontaxable return of capital to the extent of your basis in such shares and thereafter as a capital gain. Dividends paid by us generally will be treated as foreign source income and will not be eligible for the dividends-received deduction generally allowed to corporate shareholders under the U.S. federal income tax law.

The amount of any distribution will equal the fair market value in U.S. dollars of the Irish pounds or other property received on the date received by you in the case of shares, or by the depositary, in the case of ADSs, based on the spot exchange rate on such date. You will have a basis in any Irish pounds distributed, equal to the U.S. dollar value of Irish pounds on the date received by you, in the case of shares, or by the depositary, in the case of ADSs. Any gain or loss recognized upon a subsequent disposition of Irish pounds will generally be U.S. source ordinary income or loss.

Any Irish tax withheld from a distribution will generally be treated for U.S. tax purposes as a foreign tax that may be claimed as a foreign tax credit against your U.S. federal income tax liability. Dividends distributed by us will generally be categorized as “passive income” (generally dividends, interest, royalties, rents, annuities and certain types of gains) or, in the case of some holders, as “financial services income” (generally dividends, interest, royalties, rents, annuities and certain types of gains derived in the active conduct of a banking, financing or similar business), which is treated separately from other types of income for purposes of computing allowable foreign tax credits for U.S. tax purposes. The rules relating to the determination of the foreign tax credit are complex and you should consult your own tax advisors to determine whether and to what extent a credit would be available. In lieu of claiming a credit, you may claim a deduction of foreign taxes paid in the taxable year. A deduction generally does not reduce U.S. tax on a dollar-for-dollar basis like a tax credit.

Taxation of Capital Gains

Upon the sale or exchange of a share or ADS, you will recognize a gain or a loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized and your adjusted tax basis in the share or ADS. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, such gain or loss will be a capital gain or loss. Such gain or loss will generally be treated as U.S. source gain or loss. If you are an individual, any such capital gain will generally be subject to U.S. federal income tax at a maximum rate of 20% if you have held the share or ADS for more than one year or 18% for shares or ADSs acquired after the year 2000 and held for more than five years.

The surrender of ADSs in exchange for shares and the surrender of shares in exchange for ADSs will not be a taxable event for U.S. federal income tax purposes. Accordingly, you will not recognize any gain or loss upon such surrender.

Passive Foreign Investment Company Considerations

Based on current and projected income, and our estimates as to the market value of our assets (determined by reference to the market value of the ordinary shares at year end), we believe that we will not be treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year, or for future taxable years. However, an actual determination of PFIC status is factual in nature and generally cannot be made until the close of the applicable taxable year. We will be a PFIC if either:

•	75% or more of our gross income in a taxable year is passive income; or

•
the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent. The IRS has indicated that cash balances, even if held as working capital, are considered to be assets that produce passive income.

Since the determination of whether we will be a PFIC is based on the composition of our income and assets from time to time, and because the market price of the ordinary shares is volatile, there can be no assurance that we will not become a PFIC with respect to any particular tax year.

If we were classified as a PFIC, unless you timely make an election to mark your ordinary shares to market annually as described in the Tax Code, a special tax regime would apply to both:

•
any “excess distribution”, which would be your share of distributions in any year that are greater than 125% of the average annual distributions received by you in the three preceding years or your holding period, if shorter, and

•	any gain realized on the sale or other disposition of the shares or ADSs.

Under this regime, any excess distribution and realized gain would be treated as ordinary income and would be subject to tax as if:

•	the excess distribution or gain had been realized ratably over your holding period for the shares or ADSs,

•	the amount allocated to the taxable year in which you realize the excess distribution or gain will be taxed as ordinary income,

•	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest applicable tax rate, and

•	the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those previous years.

You are urged to consult your own tax advisor concerning the potential application of the PFIC rules to your ownership and disposition of shares or ADSs.

United States Information Reporting and Backup Withholding

Dividend payments with respect to shares or ADSs and proceeds from the sale, exchange or redemption of shares or ADSs may be subject to information reporting to the IRS and possible U.S. backup withholding at a 31% rate. Backup withholding will generally not apply to you, however, if you furnish a correct taxpayer identification number or certificate of foreign status and make any other required certification or if you are otherwise exempt from backup withholding. If you are required to establish your exempt status you generally must provide such certification on IRS Form W-9 in the case of U.S. persons and on IRS Form W-8BEN, or a suitable substitute form, in the case of non-U.S. persons.

Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules, by filing the appropriate claim for refund with the IRS and furnishing any required information.

Material Contracts

The descriptions of those material contracts entered into since December 31, 1999 that are contained in our Annual Report on Form 20-F for the Year-Ended December 31, 2000 (which we filed with the SEC on June 26, 2001 (registration number 0-30262)) are hereby incorporated herein by reference.

In addition, below is a summary of additional material contracts to which we are a party and that have been entered into since the filing of our last Annual Report on Form 20-F. Copies of the agreements incorporated by reference above or described below are available as exhibits to this Annual Report, our last Annual Report on Form 20-F, or our registration statements on Form F-1 (file numbers 333-11904 and 333-12734, filed with the SEC on May 3, 2000 and October 23, 2000, respectively, as amended).

Combination Agreement among Parthus, DSP Group, Inc. and Ceva, Inc. dated April 4, 2002. This agreement sets forth the terms of the proposed combination of Parthus and Ceva, which are described under the heading “Proposed Combination with Ceva, Inc.”, above.

Documents on Display

We are subject to the reporting requirements for foreign private issuers under the U.S. Securities Exchange Act of 1934. In connection with the Exchange Act, we file reports, including this annual report on Form 20-F, and other information with the Securities and Exchange Commission. Such reports and other information may be obtained, upon written request, from Morgan Guaranty Trust Company of New York, as depositary, at its office located at 60 Wall Street, New York, NY 10260. Such reports and other information may also be inspected and copied at prescribed rates at the public reference facilities maintained by at Public Reference Room of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s regional offices located in Chicago, Illinois and in New York, New York after payment of prescribed fees.

ENFORCEMENT OF CIVIL LIABILITIES

We are an Irish public limited company. All of our directors and most of our executive officers are non-residents of the United States. In addition, a substantial portion of our assets and the assets of our directors and executive officers is located outside of the United States. As a result, it may not be possible for you to effect service of process within the United States on Parthus or its directors and executive officers, or to enforce against them judgments obtained in United States courts based on the civil liability provisions of the securities laws of the United States. In addition, awards of punitive damages and judgments rendered in the United States or elsewhere may be unenforceable in Ireland.

INDEX TO FINANCIAL STATEMENTS

Consolidated Financial Statements of Parthus Technologies plc and subsidiaries:

REPORT OF INDEPENDENT CHARTERED ACCOUNTANTS

To the Directors and Shareholders of Parthus Technologies plc

We have audited the accompanying consolidated balance sheets of Parthus Technologies plc and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for each of the years in the three year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Parthus Technologies plc and subsidiaries as of December 31, 2000 and 2001, and the consolidated results of their operations and their cash flows for each of the years in the three year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

KPMG
Chartered Accountants

Dublin, Ireland
January 25, 2002

PARTHUS TECHNOLOGIES PLC

CONSOLIDATED BALANCE SHEETS

	December 31,
	2000	2001
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	$159,865	$121,503
Short term investments—available for sale (note 4)	—	1,800
Accounts receivable	3,245	3,541
Government grants receivable	904	—
Prepayments and other current assets (note 5)	2,851	3,365
Inventory (note 6)	1,250	797

Total current assets	168,115	131,006
Property, plant and equipment, net (note 7)	4,891	7,691
Goodwill, net (note 9)	—	62,691
Intangible assets, net (note 10)	6,240	4,432

Total assets	$179,246	$205,820

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$3,802	$5,672
Accrued liabilities (note 11)	9,438	11,178
Deferred revenue	5,680	4,759
Taxes payable	1,809	2,124

Total current liabilities	20,729	23,733
Minority interests (note 12)	1,001	—
Shareholders’ equity
Ordinary shares, par value €0.000317per share; 8,000,000,000 shares authorized at December 3l, 2000 and 2001; 530,595,999 and 581,180,431 shares issued and outstanding at December 31, 2000 and 2001 (note 14)	191	205
Additional paid in capital	177,657	239,138
Deferred stock compensation	(4,147)	(5,052)
Accumulated other comprehensive income	(1,705)	(3,065)
Retained earnings	(14,480)	(49,139)

Total shareholders’ equity	157,516	182,087

Total liabilities and shareholders’ equity	$179,246	$205,820

The accompanying notes are an integral part of these consolidated financial statements.

PARTHUS TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
	1999	2000	2001
	(in thousands, except share and per share data)
Revenue
IP license	$5,214	$16,059	$29,998
IP creation	13,826	12,433	6,756
Hard IP	—	3,428	4,165

Total revenue	19,040	31,920	40,919

Cost of revenue
IP license	983	2,960	5,052
IP creation	8,325	8,334	4,751
Hard IP	—	2,116	2,261

Total cost of revenue	9,308	13,410	12,064

Gross margin	9,732	18,510	28,855
Research and development (note 15)	7,128	19,090	29,994
Sales and marketing (note 15)	2,479	9,012	11,054
General and administrative (note 15)	2,994	9,741	7,364
Amortization of goodwill and intangible assets	—	1,081	9,195
In-process research and development charge (note 8)	—	—	10,895
Restructuring charge (note 17)	—	—	765

Total operating expenses	12,601	38,924	69,267
Loss from operations	(2,869)	(20,414)	(40,412)
Interest income	172	5,346	6,394
Interest expense (note 16)	(27)	—	—
Foreign exchange gain (loss)	241	434	(241)
Minority interest (note 12)	(75)	(204)	(100)

Loss before provision for income taxes	(2,558)	(14,838)	(34,359)
Provision for income taxes (note 18)	—	(1,205)	(300)

Net loss	(2,558)	(16,043)	(34,659)
Preference dividends (note 13)	(54)	(15)	—

Net loss available to ordinary shareholders	$(2,612)	$(16,058)	$(34,659)

Net loss per ordinary share
Basic and diluted	$(0.007)	$(0.034)	$(0.062)

Weighted average number of ordinary shares
Outstanding
Basic and diluted	362,473,760	471,389,525	558,946,827

The accompanying notes are an integral part of these consolidated financial statements.

PARTHUS TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
AND COMPREHENSIVE INCOME

	Number of Ordinary Shares	Amount	Additional Paid-in Capital	Deferred Stock Compensation	Accumulated Other Comprehensive Income	Retained Earnings	Total Share- holders’ Equity
	(in thousands, except share data)
Balance at December 31, 1998	362,473,760	$143	$7,876	$—	$(100)	$4,190	$12,109
Comprehensive income:
Net loss	—	—	—	—	—	(2,558)	(2,558)
Currency translation adjustment	—	—	—	—	(1,668)	—	(1,668)

Total comprehensive Income							(4,226)
Non cash stock compensation	—	—	2,726	(2,726)	—	—	—
Stock compensation Expense	—	—	—	52	—	—	52
Preference dividends	—	—	—	—	—	(54)	(54)

Balance at December 31, 1999	362,473,760	143	10,602	(2,674)	(1,768)	$1,578	$7,881

Comprehensive income:
Net loss	—	—	—	—	—	(16,043)	(16,043)
Currency translation adjustment	—	—	—	—	63	—	63

Total comprehensive Income							(15,980)
Exercise of share options	39,477,264	11	1,377	—	—	—	1,388
Issue of ordinary shares	128,644,975	37	172,858	—	—	—	172,895
Share issue costs	—	—	(14,193)	—	—	—	(14,193)
Non cash stock compensation	—	—	7,013	(7,013)	—	—	—
Stock compensation Expense	—	—	—	5,540	—	—	5,540
Preference dividends	—	—	—	—	—	(15)	(15)

Balance at December 31, 2000	530,595,999	$191	$177,657	$(4,147)	$(1,705)	$(14,480)	$157,516

Comprehensive income:
Net loss	—	—	—	—	—	(34,659)	(34,659)
Currency translation adjustment	—	—	—	—	(1,360)	—	(1,360)

Total comprehensive Income							(36,019)
Exercise of share options	7,976,400	2	1,160	—	—	—	1,162
Issue of ordinary shares	42,608,032	12	58,372	—	—	—	58,384
Share issue costs	—	—	(762)	—	—	—	(762)
Non-cash stock compensation	—	—	2,711	(2,711)	—	—	—
Stock compensation expense	—	—	—	1,806	—	—	1,806

Balance at December 31, 2001	581,180,431	$205	$239,138	$(5,052)	$(3,065)	$(49,139)	$182,087

The accompanying notes are an integral part of these consolidated financial statements.

PARTHUS TECHNOLOGIES PLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31,
	1999	2000	2001
	(in thousands)
Cash flows from operating activities
Net loss	$(2,558)	$(16,043)	$(34,659)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities
Loss on disposal of fixed assets	—	1	1
Depreciation	1,089	1,944	2,668
Amortization of goodwill and intangible assets	—	1,081	9,195
In-process research and development charge	—	—	10,895
Non-cash interest expense	27	—	—
Undistributed earnings of minority interest	75	204	100
Unrealized foreign exchange gains	(143)	(341)	(556)
Non-cash stock compensation expense	52	5,540	1,806
Changes in assets and liabilities
Increase in accounts receivable	(1,396)	(249)	(472)
(Increase) decrease in prepayments and other current assets	(375)	(2,575)	455
(Increase) decrease in related party receivables	(425)	400	—
(Increase) decrease in inventory	—	(288)	425
Increase in accrued liabilities	2,096	5,563	838
Increase (decrease) in deferred revenue	874	3,940	(946)
(Decrease) increase in taxes payable	(358)	1,232	404
Increase in accounts payable	654	2,456	1,930

Net cash (used in) provided by operating activities	(388)	2,865	(7,916)
Cash flows from investing activities
Purchase of fixed assets	(1,281)	(3,428)	(5,538)
Sale of fixed assets	—	1	—
Purchase of business and intangible assets	—	(7,453)	(25,108)
Cash acquired with subsidiary undertaking	—	—	1,061
Purchase of short term investments	—	—	(1,800)

Net cash used in investing activities	(1,281)	(10,880)	(31,385)
Cash flows from financing activities
Proceeds from issuance of share capital	—	172,424	2,209
Share issuance costs	—	(12,535)	(762)
Redemption of redeemable shares	(664)	(1,623)	—
Proceeds from (repayment of) bank overdraft	84	(84)	—
Preference dividends paid	(54)	(15)	—

Net cash (used in) provided by financing activities	(634)	158,167	1,447
Effect of exchange rate movements on cash	(1,733)	(601)	(508)

Net (decrease) increase in cash and cash equivalents	(4,036)	149,551	(38,362)
Cash and cash equivalents at beginning of year	14,350	10,314	159,865

Cash and cash equivalents at end of year	$10,314	$159,865	$121,503

The accompanying notes are an integral part of these consolidated financial statements.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.    Business Overview

Parthus Technologies plc and its subsidiary companies (collectively known as the ‘‘Company’’) is a leading supplier of platform-level intellectual property solutions to the mobile Internet market. The Company offers businesses significant time-to-market advantages by delivering system level solutions for mobile Internet devices that can be integrated quickly and easily with customer owned technology and third party industry standards. The Company’s customers consist primarily of leading electronic product and semiconductor manufacturers.

2.    Significant accounting polices

(a)  Basis of preparation

The accounting policies noted below were applied in the preparation of the accompanying financial statements and are in conformity with accounting principles generally accepted in the United States (“US GAAP”).

(b)  Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(c)  Principles of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all of its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(d)  Revenue recognition

The Company recognizes revenue in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position No. 97-2 and No. 98-4 ‘‘Software Revenue Recognition’’ (SOP 97-2 and SOP 98-4) as follows:

Intellectual Property (IP) Licence revenue consists of license fees received under the terms of license agreements with customers to enable them to use the Company’s IP which is customized to each customer’s specific requirements. The Company licenses its IP to leading semiconductor manufacturers and electronic product manufacturers for applications in the Mobile-Internet market. The Company’s IP consists of software and related documentation that enable a customer to produce integrated circuits and related technology and software. In general the time between the signing of a license and final customer acceptance is between three and twelve months with most time allocated to the period between delivery and acceptance of the technology. Delivery generally occurs within a short time period after signing.

Fees are payable upon completion of agreed upon milestones, such as delivery of specifications and technical documentation. Each licence is designed to meet the specific requirements of the particular customer and can vary from rights to incorporate Company technology into a customer’s own application specific product to the complete design of a ‘‘system on a chip’’.

No upgrades or modifications to the licensed IP are provided. Following customer acceptance, the Company has no further obligations under the license agreement.

CEVA, INC. AND ITS SUBSIDIARIES

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Revenues from initial license fees are recognized based on the percentage to completion method over the period from signing of the license through to customer acceptance. Initial license fees are recognized using the percentage of completion method as software requires significant modification or customization. The amount of revenue recognized is based on the total license fees under the license agreement and the percentage to completion achieved. The percentage to completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirement, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization, delivery and acceptance of the same or similar technology and are reviewed and updated regularly by management. After delivery, if uncertainty exists about customer acceptance of the software, license revenue would not be recognized until acceptance. Under the percentage to completion method, provisions for estimated losses on uncompleted contracts are recognized in the period in which the likelihood of such losses is determined.

The Company believes that the use of the percentage of completion method is appropriate as the Company has the ability to make reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs. In addition, contracts executed include provisions that clearly specify the enforceable rights regarding services to be provided and received by the parties to the contracts, the consideration to be exchanged and the manner and terms of settlement. In all cases the Company expects to perform its contractual obligations and its licensees are expected to satisfy their obligations under the contract.

The excess of license fees received over revenue recognized in respect of such fees is recorded as deferred revenue.

In addition to the license fees, contracts generally contain an agreement to provide post contract (support, maintenance and training) which consists of an identified customer contact at the Group and telephone or e-mail support. Fees for post contract support which take place after customer acceptance are specified in the contract. Revenue for post contract support is recognized on a straight-line basis over the period for which support and maintenance and training is contractually agreed by the Company with the licensee.

IP creation is the development and design of integrated circuits. Revenues from IP creation comprise revenues arising from fee for service contracts based on time and materials. Revenue from IP creation is recognized when the service has been provided and all obligations to the customer under the contract have been fulfilled.

Hard IP is the incorporation of intellectual property into reference designs (either as silicon chips or printed circuit boards). Revenues from Hard IP are recognized when reference designs are complete, delivery has occurred and all obligations to the customer are fulfilled.

(e)  Research and development

Research and development expenditure is expensed in the period in which it is incurred.

(f)  Government grants

Government grants received relating to capital expenditure are offset against the cost of the related property, plant and equipment.

Grants relating to categories of operating expenditures are credited to income in the period in which the expenditure to which they relate is charged.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(g)  Pension costs

The Company contributes to defined contribution plans covering all eligible employees. The Company contributes to these plans based upon various fixed percentages of employee compensation, and such contributions are expensed as incurred. The amounts of contributions expensed by the Company for the years ended December 31, 1999, 2000 and 2001 were $848,000, $1,529,000 and $1,727,000, respectively.

(h)  Cash equivalents

The Group considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents.

(i)  Property, plant and equipment

The cost of property, plant and equipment is their purchase cost, together with any incidental costs of acquisition.

Depreciation is calculated so as to write off the cost of property, plant and equipment, less estimated residual values, on a straight line basis over the expected useful economic lives of the assets concerned. The principal economic lives used for this purpose are:

Work stations	3—4years
`Plant and machinery	3—5years
Office equipment	4—5years
Motor vehicles	4 years

(j)  Intangible assets

Intangible assets represent the acquisition of intellectual property and patents which are amortized over five years on a straight line basis, representing the estimated period over which benefits are expected to accrue. Where events and circumstances are present which indicate that the carrying amount of an intangible asset may not be recoverable, the Company estimates the future undiscounted cash flows expected to result from use of the asset and its eventual disposition. Where future undiscounted cash flows are less than the carrying amount of the asset, the Company will recognize an impairment loss, otherwise no loss is recognized. This impairment loss is measured by comparing the fair value of the asset with its carrying value.

(k)  Goodwill

Goodwill arising on acquisition is capitalized and amortized over five years on a straight line basis, representing the estimated period over which benefits are expected to accrue. Where events and circumstances are present which indicate that the carrying amount of goodwill may not be recoverable, the Company estimates the future undiscounted cash flows expected to result from use of the goodwill and its eventual disposition. Where future undiscounted cash flows are less than the carrying amount of the asset, the Company will recognize an impairment loss, otherwise no loss is recognized. The impairment loss is measured by comparing the fair value of the asset with its carrying value. The Company adopted SFAS No. 142 “Goodwill and Intangible Assets” effective from January 1, 2002. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment only approach. Amortization of goodwill ceases on adoption of SFAS No. 142.

(l)  Investments—available for sale

The Company has classified short term investments as available for sale in accordance with the terms of SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities”. The investments are reported at fair value with unrealized gains and losses reported in a separate component of shareholder equity. No unrealized gain or loss arose in the year ended December 31, 2001.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(m)  Inventory

Inventory is valued at the lower of cost and net realizable value and after provisions for obsolescence. Cost in the case of raw materials comprises the purchase price and attributable costs, less trade discounts. Cost in the case of work in progress and finished goods, comprises fixed labor, raw materials costs and attributable overheads.

(n)  Operating leases

Costs in respect of operating leases are charged on a straight line basis over the lease term.

(o)  Accounting for stock based compensation

The Company has elected to use the intrinsic value-based method to account for all of its employee stock based compensation plans under APB Opinion No. 25, “Accounting for Stock Issued to Employees”.

Stock compensation is amortized on a straight-line basis over the vesting period of the options, typically four years. The Company has adopted the disclosure requirements of the Statement of Financial Accounting Standards (‘‘SFAS’’) No. 123, “Accounting for Stock Based Compensation” (see note 15).

The Company has not granted options to non employees.

(p)  Foreign currencies and translation of subsidiaries

The Company reporting currency is the US dollar ($).

The functional currency of the Company is Euro and the functional currency of the Company’s overseas operations is the local currency in which its operations conduct their business.

The assets and liabilities of subsidiaries denominated in foreign currencies are translated into Euro at rates of exchange at the balance sheet date.

Statements of income of overseas subsidiaries are translated into Euro at the average exchange rate for the period. Translation differences are taken to the cumulative translation adjustment.

Assets and liabilities so determined are translated into the Company’s reporting currency at the exchange rate at the balance sheet date. Revenues, expenses, gains and losses are translated at a weighted average of the exchange rates during the period, and all translation effects of exchange rate changes are included in the cumulative translation adjustment as a separate component of shareholders’ equity.

Transactions in currencies other than the functional currency are recorded at the rate at the date of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated at exchange rates prevailing at the balance sheet date. Adjustments resulting from these translations are taken to income and, where material, are separately disclosed.

Dividends declared by the Company will be declared in Euro.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(q) Disclosure about fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each material class of financial instrument:

The carrying amount of cash, cash equivalents, short term investments, unbilled revenue, other receivables, prepayments and other current assets and accounts receivable approximates fair value due to the short term maturities of these instruments.

The carrying amount of accounts payable, payments received on account, accrued liabilities and taxes payable approximates fair value due to the short term maturities of these instruments.

(r) Income taxes

The Company applies SFAS’ No. 109, ‘‘Accounting for Income Taxes’’, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates that will apply to taxable income in the years in which these temporary differences are expected to be recovered or settled.

(s) Advertising costs

All costs associated with advertising and promotion are expensed as incurred. The advertising and promotion expense was $78,000, $1,566,000 and $753,000 for the years ended December 31, 1999, 2000 and 2001, respectively.

(t) Net loss per ordinary share

Basic net loss per ordinary share has been computed by dividing net loss available to ordinary shareholders by the weighted average numbers of ordinary shares outstanding during the period. Diluted net loss per ordinary share is computed by adjusting the weighted average number of ordinary shares outstanding during the period for all potentially dilutive ordinary shares outstanding during the period and adjusting net loss for any changes in loss that would result from the conversion of such potential ordinary shares.

There is no difference, for the years presented, in net loss used for basic and diluted net loss per ordinary share. The reconciliation of the number of shares used in the computation of basic and diluted net income loss per ordinary share is as follows:

	Year ended December 31,
	1999	2000	2001
Weighted average number of ordinary shares outstanding for basic net loss per ordinary share	362,473,760	471,389,525	558,946,827
Effect of dilutive share options outstanding	—	—	—

Weighted average number of ordinary shares for diluted net loss per ordinary share	362,473,760	471,389,525	558,946,827

In the years ended December 31, 1999, 2000 and 2001, share options (see note 15) are anti dilutive.

(u) Allowance for bad debts

The Company recorded an allowance for bad debts in the year ended December 31, 2001 of $232,000. No such allowance was recorded at December 31, 2000.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(v)  Comprehensive income

Total comprehensive income includes net income and other comprehensive income which, for the Company, is comprised of currency translation adjustments.

(w) Recently issued accounting standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 141, “Business Combinations”. This statement requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The adoption of this standard did not have any impact on the Company’s consolidated financial statements.

In July 2001, the FASB issued SFAS No. 142 “Goodwill and Other Intangible Assets” which revises the accounting for purchased goodwill and other intangible assets. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, with earlier adoption permitted. The Company will adopt SFAS No. 142 effective from January 1, 2002. Under SFAS No. 142, purchased goodwill and intangible assets with indefinite lives are no longer amortized, but instead tested for impairment at least annually. Accordingly, the Company has ceased amortization of all goodwill as of January 1, 2002. Goodwill amortization amounted to $7,824,000 for the year ended December 31, 2001. No goodwill amortization arose in either of the years ended December 31, 1999 and 2000. The Company does not have any intangible assets, other than goodwill, with indefinite lives. Intangible assets with finite lives, primarily patents and intellectual property, will continue to be amortized over their useful lives, currently estimated at five years. The Company recorded amortization of intangible assets of $Nil, $1,081,000 and $1,371,000 for the years ended December 31, 1999, 2000 and 2001 respectively.

SFAS No. 142 requires a two step impairment test for goodwill. The first step is to compare the carrying amount of the reporting unit’s assets to the fair value of the reporting unit. If the carrying amount exceeds the fair value then the second step is required to be completed, which involves the fair value of the reporting unit being allocated to each asset and liability with the excess being implied goodwill. The impairment loss is the amount by which the recorded goodwill exceeds the implied goodwill. The Company is required to complete a “transitional” impairment test for goodwill as of the beginning of the fiscal year in which the statement is adopted. This transitional impairment test requires that the Company complete step one of the goodwill impairment test within six months from December 31, 2001. The Company is currently completing this transitional impairment test and does not expect to incur any impairment charges to goodwill.

SFAS No. 143, “Accounting for Asset Retirement Obligations” (“SFAS No. 143”), addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalised as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect that SFAS No. 143 will have a material impact on the financial statements.

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (“SFAS No. 144”) addresses financial accounting and reporting for the impairment or disposal of long-lived assets. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect that SFAS No. 144 will have a material impact on the financial statements.

In April 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. “Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” SFAS No. 145 provides for the rescission of several previously issued accounting standards, new accounting guidance for the accounting for certain lease modifications and various technical corrections that are not substantive in nature to existing pronouncements. SFAS No. 145 will be adopted beginning January 1, 2003, except for the provisions relating to the amendment of SFAS No. 13, which will be adopted for transactions occurring subsequent to May 15, 2002. Adoption of SFAS No. 145 will not have a material impact on the consolidated financial statements.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

3.    Related party transactions

The Company trades in the normal course of business with STMicroelectronics Srl., which held 20% of the equity of Silicon Systems Design Limited, a subsidiary undertaking, until June 29, 2001. On that date, Parthus acquired the STMicroelectronics Srl. 20% shareholding in Silicon Systems Design for consideration of $38,640,000 (see note 8).

During the year ended December 31, 2001 Parthus and STMicroelectronics Srl. entered into a multi-technology portfolio licensing and royalty agreement for the complete suite of Parthus mobile Internet IP Platforms. Revenue generated from STMicroelectronics Srl. during the years ended December 31, 1999, 2000 and 2001 was $12,879,000, $12,442,000 and $12,592,000, respectively. The account receivables balances with STMicroelectronics Srl. at December 31, 2000 and 2001 were $12,500 and $404,500 respectively.

William McCabe and Sven-Christer Nilsson, our non-executive directors receive directors fees of approximately $10,000 and $40,000 per annum, plus reasonable expenses. Mr. McCabe is also entitled to approximately $25,000 per annum for consulting services rendered to us.

On July 1, 1996 the Group entered into a property lease agreement with Veton Properties Limited to lease its head office. The lease term is 25 years from July 1, 1996 subject to annual rent of €380,922 ($341,000). Brian Long and Peter McManamon are minority shareholders in the equity of Veton Properties Limited.

During the year ended December 31, 1999, the Group advanced an interest free loan of $400,000 to William McLean, president of US operations and vice president of world-wide sales. The loan was repaid in full in March 2000.

4.    Short term investments—available for sale

The Company has classified its investment portfolio, comprising short term minimum “AA” rated securities, as available for sale. The investments are reported at fair value. The balance was converted into cash in January 2002.

5.    Prepayments and other current assets

	December 31,
	2000	2001
	(in thousands)
VAT taxes recoverable	$456	$201
Prepayments	1,538	859
Accrued income	483	2,087
Other current assets	374	218

	$2,851	$3,365

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

6.    Inventory

	December 31,
	2000	2001
	(in thousands)
Raw materials	$964	$635
Work in progress	261	103
Finished goods	25	59

	$1,250	$797

7.    Property, plant and equipment

	December 31,
	2000	2001
	(in thousands)
Cost
Work stations	$7,847	$11,611
Office equipment	1,356	2,775
Plant and machinery	476	539
Motor vehicles	50	—

	9,729	14,925
Less accumulated depreciation	(4,838)	(7,234)

Property, plant and equipment (net)	$4,891	$7,691

Depreciation charged to income for the years ended December 31, 1999, 2000 and 2001 was $1,089,000, $1,944,000 and $2,668,000 respectively.

8.    Acquisitions

Acquisition of Chicory Systems Inc.

On May 22, 2001 the Company acquired 100% of the outstanding shares in Chicory Systems Inc., a company incorporated in the United States of America. The results of Chicory Systems Inc have been included in the consolidated financial statements since May 22, 2001. Chicory Systems Inc. delivers innovative, silicon-based intellectual property that accelerates critical mobile Internet applications.

The aggregate purchase price was $43,441,000, comprising cash of $11,708,000 and the issuance of 22,221,442 new ordinary shares with a fair market value of $31,733,000. The fair market value of the issued shares was determined based on the average market price of Parthus’ shares over the 5-day period before and after the terms of the acquisition were agreed to and announced.

The acquisition agreement provides for the issuance of a maximum of 21.9 million additional Parthus ordinary shares contingent upon the achievement by Chicory of certain performance targets over the period to December 31, 2002. Such potential additional purchase consideration will be recorded as goodwill.

All outstanding unvested options over ordinary shares in Chicory Systems Inc. were exchanged for a total of 1,950,167 options over ordinary shares in the Company, the intrinsic value of which was recorded as deferred stock compensation of $2,711,000 and is being amortized on a straight line basis over the remaining option vesting period of two to four years.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The purchase price exceeded the amounts allocated to the assets acquired and liabilities assumed by $32,884,000 and this excess has been classified as goodwill. The following table summarises the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

$’000
Cash	1,061
Prepayments	76
Property, plant and equipment	132
In-process research and development	10,895
Accounts payable and accrued liabilities	(1,243)

Net assets acquired	10,921
Purchase consideration including costs of acquisition	43,805

Goodwill	32,884

The value assigned to purchased in-process technology relates to two microprocessor architecture projects (Project A and Project B) valued at $7,370,000 and $3,525,000 respectively. The estimated fair value of the acquired in-process research and development projects that had not yet reached technological feasibility and had no alternative future use amounted to $10,895,000.

Technological feasibility or commercial viability of these projects was not established at the acquisition date. These products were considered to have no alternative future use other than the technological indications for which they were in development. Accordingly, these amounts were immediately expensed in the consolidated statement of operations on the acquisition date in accordance with FASB Interpretation No. 4, “Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method.” The estimated fair values of these projects were determined using discounted cash flow models. Projects A and B were estimated to be 80% and 50% complete, respectively; estimated costs to completion of these products were approximately $570,000 and $700,000, respectively, and discount rates of 35% and 40%, respectively, were used. Both projects involve completion of hardware and software elements. The hardware component must be finalized before the software piece (consisting of validation work, completion of the driver code, etc.) can be started. At the valuation date, Project A had not completed the software element and the Project B had not completed the hardware component. These projects were expected to be completed by the end of 2001, when the company expected to commence sales of the products. The principal risks relating to the development of the Project A product technology include completing the hardware solutions, developing the reference software and reference manual, testing and debugging. The principal risks relating to the development of the Project B product technology include completing the micro-architecture, developing the driver code and software for the end product, debugging and testing. Each of these steps must be completed before the products can be released into the market.

The primary focus of Parthus was on the completion of Project A, not only as a stand alone architecture but also with the ability to fully integrate it with existing and future Parthus technology platforms. Costs of approximately $700,000 were incurred on the completion of the Project A architecture. Project A was completed, in line with expectations, in the fourth quarter of fiscal 2001 and is the primary architecture used in Parthus’ Machstream platform technology which Parthus is currently licensing.

In the third quarter of fiscal 2001, following a strategic review, Parthus decided to suspend further investment in Project B.

Acquisition of minority interest in Silicon Systems Design Limited

On June 29, 2001 the Company acquired the remaining 20% minority interest in Silicon Systems Design Limited, a subsidiary of the Company, from STMicroelectronics Srl.

The purchase price was $38,602,000 before acquisition costs of $38,000, comprising cash of $12,998,000 and the issuance of 18,393,670 new ordinary shares with a fair market value of $25,604,000. The fair market value of the issued shares was determined based on the average market price of Parthus’ shares over the 5-day period before and after the terms of the acquisition were agreed to and announced. The excess of total purchase consideration of $38,640,000 including acquisition costs over the fair value of the minority interest acquired of $1,009,000 (note 12) has been allocated to goodwill.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Proforma information

The proforma effect of the acquisitions of Chicory Systems Inc. and the minority interest in Silicon Systems Design Limited if completed on January 1, 2001, would have resulted in revenues, net loss and basic and diluted loss per ordinary share of $40,919,000, $43,769,000 and $0.076 respectively for the year ended December 31, 2001. The proforma effect of the acquisitions, if completed on January 1, 2000 would have resulted in revenues, net loss and basic and diluted loss per ordinary share of $31,920,000, $32,690,000 and $0.064 respectively for the year ended December 31, 2000. The unaudited proforma information does not purport to represent what the Company’s results of operations would actually have been had the acquisition occurred on such dates, nor does it purport to represent the results of operations of the Company for any future period.

Acquisition of the UK based GPS business of Symmetricom Limited

On March 29, 2000 the Company acquired the UK based GPS business of Symmetricom Limited, a wholly owned subsidiary of Symmetricom, Inc., for cash consideration of $6,453,000. On the same date, Symmetricom Inc. subscribed for 2,045,000 ordinary shares for consideration of $1,859,000. The business combination has been accounted for as a purchase. The total purchase consideration of $8,312,000 was allocated as follows:

(in thousands)
Plant and equipment	$896
Inventory	1,095
Intangible assets—patents	6,321

$8,312

The patents acquired have an estimated life of five years.

9.    Goodwill

	December 31,
	2000	2001
	(in thousands)
Acquired during year (note 8)	$—	$70,515
Less: accumulated amortization	—	(7,824)

	$—	$62,691

10.    Intangible assets

	December 31,
	2000	2001
	(in thousands)
Cost	$7,321	$6,793
Less: accumulated amortization	(1,081)	(2,361)

	$6,240	$4,432

Intangible assets represent the acquisition of certain intellectual property from Frontier Design on May 4, 2000 for cash consideration of $1,000,000 together with the value of patents acquired on the purchase of the UK based GPS business of Symmetricom Limited in 2000.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

11.    Accrued liabilities

	December 31,
	2000	2001
	(in thousands)
Salary accruals	$2,429	$4,047
CAD rental	1,094	312
Professional fees	374	1,052
Amount due to Forbairt, an Irish Government Agency	314	167
Share issue costs accruals	1,658	51
Other accruals	3,569	5,549

	$9,438	$11,178

12.    Minority interest

	December 31,
	2000	2001
	(in thousands)
Opening balance	$909	$1,001
Share of profit for year	204	100
Currency translation adjustment	(112)	(92)
Minority interest acquired (note 8)	—	(1,009)

	$1,001	$—

13.    Redeemable shares

The Company paid dividends of $15,000 during the year ended December 31, 2000 to holders of 4% cumulative redeemable preference shares. These shares were redeemed for cash at par on April 7, 2000.

The Company redeemed 50,000 redeemable preference shares of €1.269738 each and 16,527,600 “B” redeemable preference shares of €0.031743 each for cash at par on April 7, 2000.

In 1994 and 1995 the Company raised finance through the issue of 29,230,400 redeemable ordinary shares with put and call option arrangements to enable the investors to call upon the Company to buy out the investors’ redeemable ordinary shares at a price to be determined based upon a multiple of ten times one year’s average of the after tax profits in a specified three year period prior to the exercise of the option. In the year to December 31, 1999, 19,000,000 redeemable ordinary shares were repurchased for cash of $664,000. The difference between the carrying amount and the estimated repurchase price of the redeemable ordinary shares was accreted to income over the term of the related financing. The Company redeemed the remaining 10,230,400 redeemable ordinary shares in April 2000 for cash of $295,000.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14.    Equity share capital

On April 7, 2000 the Company reorganized its equity share capital. The Company reclassified 96,901,920 “A” convertible preferred ordinary shares and 14,022,800 “C” deferred ordinary shares in issue into an equal number of ordinary shares. Following the reorganization, the Company had one class of shares in issue. All references to ordinary shares, “A” convertible preferred ordinary shares and “C” deferred ordinary shares were restated to reflect the capital reorganization of April 7, 2000.

On February 29, 2000 the Company effected a stock split of four ordinary shares for each one ordinary share outstanding at that date.

On April 20, 2000 the Company effected a stock split of 10 ordinary shares for each one ordinary share outstanding at that date.

All references to share and per share amounts have been restated to reflect these stock splits.

Holders of ordinary shares will be entitled to receive such dividends as may be recommended by the board of directors of the Company and approved by the shareholders as the board of directors of the Company may decide.

On March 29, 2000 Symmetricom, Inc. subscribed for 2,045,000 ordinary shares as part of the acquisition by the Company of the UK based GPS business of Symmetricom Limited (see note 8).

On March 29, 2000 3 Com Ventures Inc. subscribed for 4,398,720 ordinary shares for cash consideration of $4 million.

On March 31, 2000 ARM Limited subscribed for 2,199,360 ordinary shares for cash consideration of $2 million.

On May 19, 2000 the Company completed an initial public offering (“IPO”) of its shares on both the Nasdaq National Market and London Stock Exchange. The Company issued a total of 111,309,328 ordinary shares for gross proceeds of $140.2 million. Expenses incurred in connection with the offering amounted to $12.5 million.

On November 8, 2000 the Company completed an offering of 8,300,705 ordinary shares for gross proceeds of $23.9 million. Expenses incurred in connection with the offering amounted to $1.7 million.

In June 2000, the Company approved the introduction of an Employee Share Purchase Plan (“ESPP”) which provides eligible employees with the opportunity to purchase ordinary shares in the form of American Depositary Shares (“ADSs”) at a price of 85% of the ADS market value over a designated period. Substantially all employees are eligible to participate and shares are offered based on a percentage of salary up to a specified maximum value. Employees may exercise their purchase right on a twice yearly basis. A total of 500,000 ADSs have been reserved for issuance under this plan. On December 30, 2000 the Company issued 39,186 ADSs to employees under the ESPP. During the year ended December 31, 2001, the Company issued a total of 199,292 ADSs (equivalent to 1,992,920 ordinary shares) to employees under the ESPP for consideration of $1 million.

During the years ended December 31, 2000 and 2001 employees exercised 39,477,264 and 7,976,400 options to purchase ordinary shares for gross proceeds of $1.4 million and $1.2 million respectively.

On May 22, 2001 the Company issued 22,221,442 ordinary shares with a fair market value of $31,733,000 as part consideration for the purchase of Chicory Systems Inc. (see note 8).

On June 29, 2001 the Company issued 18,393,670 ordinary shares with a fair market value of $25,604,000 as part consideration for the acquisition of the 20% interest in Silicon Systems Design Limited not owned by the Company (see note 8).

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

15.    Share options

Non cash stock compensation expenses of $52,000, $5,540,000 and $1,806,000 for the years ended December 31 1999, 2000 and 2001 have been recorded as follows:

	Year Ended December 31,
	1999	2000	2001
	(in thousands)
Research and development	$36	$923	$1,416
Sales and marketing	12	120	197
General and administrative	4	4,497	193

	$52	$5,540	$1,806

The Company granted 23,705,600 options over ordinary shares of €0.000317 each to employees in December 1996 at an exercise price of €0.007936 ($0.008) per share, the estimated market value of an ordinary share in the Company at that date. All of these options were exercised during the year ended December 31, 2000.

On March 30, 1998, the Board of Directors approved the introduction of a fixed share option plan (“the plan”), to include previous option grants. At the annual general meeting held on May 10, 2001, the shareholders approved an increase in the number of options that may be granted to 20% of the enlarged fully diluted share capital as at that date.

Under the terms of the plan, options may be granted to employees, consultants, or directors of the Company and any of its subsidiaries. The option holder shall be entitled, to exercise an option in respect of 25% of the total number of shares which are subject to option on the first anniversary of the date of grant. On each successive month thereafter, the option holder shall be entitled to exercise options in respect of 1/48th of the total number of shares subject to option. All unexercised options shall lapse on the seventh anniversary of the date of grant. All shares allotted under the plan rank pari passu in all respects with the ordinary shares of the Company.

No option may be sold, pledged, assigned, transferred or otherwise disposed of in any other manner by the optionee during his lifetime. Options will lapse to the extent that they have not been exercised by the earliest of the seventh anniversary of its date of grant, the expiration of twelve months from the date of death of the optionee or the date of cessation of the optionee as an employee or Director of the Company. The plan will be administered by the Remuneration Committee of the Board of the Company.

During 1999, the Company recognized deferred compensation cost of $2,726,000, which is being amortized on a straight line basis over the vesting period of the options, and compensation expense of $52,000 for those instances in which the exercise price of the Company’s options were less than the estimated fair market value of the underlying shares on the date of grant.

In 2000, the Company recognized total deferred compensation cost of $7,013,000, of which $2,633,000 is being amortized on a straight line basis. Compensation expense of $5,540,000 was recorded for the year ended December 31, 2000 including an amount of $4,380,000 arising from the grant in December 1998, of an option to purchase 2,000,000 shares to each of Mr. Brian Long and Mr. Peter McManamon at an exercise price of $0.165115 per ordinary share. The options were exercisable in a two year period from the occurrence of an Option Event as defined in the option agreements. The option agreements were amended in April 2000 to provide that an Option Event was the date on which final agreement was reached between the Company and the underwriters on the offer price of the Company’s shares in its initial public offering and the underwriting agreement was signed. The compensation cost of $4,380,000 was established on the date the Option Event occurred, May 19, 2000 and was recorded as an expense at that time as the options fully vested on that date.

        The Company recognized deferred compensation cost of $2,711,000 during the year ended December 31, 2001 on the purchase of Chicory Systems Inc. representing the intrinsic value arising on the grant of options over ordinary shares in the Company in exchange for unvested shares in the acquired company. This cost is being amortized on a straight line basis.

Other than the assumption of options on the acquisition of Chicory Systems Inc., all options granted subsequent to the IPO on May 19, 2000 have been granted at exercise prices equal to market value on the date of grant.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table summarizes the transactions for the Company’s share option plans for the years ended December 31, 2001:

	Options outstanding	Weighted average exercise price
Outstanding at December 31, 1998	52,575,600	$0.032
Cancelled	(1,648,000)	$0.032
Granted	18,162,000	$0.165

Outstanding at December 31, 1999	69,089,600	$0.067
Cancelled	(3,056,050)	$2.236
Granted	30,212,000	$1.638
Exercised	(39,477,264)	$0.038

Outstanding at December 31, 2000	56,768,286	$0.806
Cancelled	(6,949,350)	$1.132
Granted	40,979,537	$0.446
Exercised	(7,976,400)	$0.146

Outstanding at December 31, 2001	82,822,073	$0.664

The following table summarizes information concerning outstanding and exercisable share options as of December 31, 2001:

		Options Outstanding		Options Exercisable
Exercise Price	Number of Shares	Average Remaining Contractual Life	Weighted Average Excercise Price	Number of Shares	Weighted Average Exercise Price
$0.031—$0.165	22,589,353	3.5 years	$0.120	12,478,984	$0.119
$0.285—$0.750	41,667,160	6.5 years	$0.437	3,155,280	$0.750
$0.909—$1.126	6,513,160	5.7 years	$0.972	2,338,090	$0.967
$1.150—$2.700	12,052,400	5.5 years	$2.302	4,048,070	$2.390

The weighted average fair value of the options granted in fiscal 1999, 2000 and 2001 was $0.034, $0.842 and $0.352 respectively. The fair value was estimated using the minimum value method in 1999 and the Black-Scholes option pricing method in 2000 and 2001 with the following assumptions: no expected dividend yield, expected volatility of 80%, risk free interest rate of 5% and an expected life of 5 years.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Had the Company determined compensation expense based on the fair value at the grant date for these options under SFAS No. 123, the Company’s net income for the three years ending December 31, 2001 would have been reduced to the pro-forma amounts indicated below.

	Year ended December 31,
	1999	2000	2001
	(in thousands, except per share data)
Net loss as reported
— as reported	$(2,612)	$(16,058)	$(34,659)
— pro-forma	$(2,706)	$(14,898)	$(32,853)
Basic and diluted net loss per Ordinary Share
— as reported	$(0.007)	$(0.034)	$(0.062)
— pro-forma	$(0.007)	$(0.032)	$(0.059)

16.    Interest expense

	Year ended December 31,
	1999	2000	2001
	(in thousands)
Accretion of redeemable preference shares	$27	$—	—

	$27	$—	$—

17.    Restructuring charge

Restructuring charges of $765,000, representing severance costs, arise from the Company’s headcount reduction in December 2001.

18.    Income taxes

The Irish, US and UK subsidiaries file tax returns in Ireland, the United States and the United Kingdom, respectively.

The components of income before provision for income tax expenses are as follows:

	Year ended December 31,
	1999	2000	2001
	(in thousands)
Ireland	$—	$(21,045)	$(41,654)
Other	—	6,207	7,295

	$—	$(14,838)	$(34,359)

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Provision for income taxes:

	Year ended December 31,
	1999	2000	2001
	(in thousands)
Ireland	$—	$—	$—
Other	—	1,205	300

	$—	$1,205	$300

The Company’s consolidated effective tax rate differed from the statutory rate as set forth below:

	Year ended December 31,
	1999	2000	2001
	(in thousands)
Taxes at Irish statutory rate of 20% in 2001; (24% in 2000) (28% in 1999);	$(716)	$(3,561)	$(6,872)
Income taxed at reduced rates	—	284	(1,026)
Losses at reduced rates	498	2,297	5,571
Movement in valuation allowance	229	2,264	2,707
Other	(11)	(79)	(80)

	$—	$1,205	$300

The tax effects of temporary differences that give rise to significant portions of deferred tax assets are as follows:

	As of December 31,
	2000	2001
	(in thousands)
Deferred tax assets:
Benefit of tax operating losses	$2,548	$5,255
Less: Valuation allowance	(2,548)	(5,255)

	$—	$—

The Company has provided a valuation allowance for the total amount of deferred tax assets as realization of these assets is not deemed likely principally due to the occurrence of operating losses.

Some of the Company’s operating subsidiaries are taxed at rates substantially lower than US and UK rates. Two Irish subsidiary companies currently qualify for a 10% tax rate, which under current legislation will remain in force until December 31, 2010. Three other Irish subsidiaries qualify for an exemption from income tax as their revenue source is licence fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act 1997.

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

19.    Employee benefits

Certain Group employees are eligible to participate in a defined contribution pension plan (the ‘‘plan’’). Participants in the plan may elect to defer a portion of their pre-tax earnings into the plan, which is run by an independent party. The Group makes pension contributions at rates varying between 10% and 15% of the participant’s pensionable salary. Contributions to this plan are recorded as an expense in the consolidated statement of operations.

The Group’s US operations maintain a retirement plan (the ‘‘US Plan’’) that qualifies as a deferred salary arrangement under Section 401(k) of the Internal Revenue Code. Participants in the US Plan may elect to defer a portion of their pre-tax earnings, up to the Internal Revenue Service annual contribution limit. The Company matches 100% of each participant’s contributions up to a maximum of 6% of employee’s base pay. Each participant may contribute up to 15% of base remuneration. Contributions to this plan are recorded in the year contributed as an expense in the consolidated statement of operations.

Total contributions for the years ended December 31, 1999, 2000 and 2001 were $848,000, $1,529,000 and $1,727,000, respectively.

20.    Business Segment Information

The directors are of the opinion that the Company operates in a single industry segment. The analysis of the Company’s operations by geographical area is as follows:

Revenue by destination

	Year ended December 31,
	1999	2000	2001
	(in thousands)
United States	$6,161	$15,095	$19,369
Europe, Middle East and Africa	12,879	14,903	17,012
Asia	—	1,922	4,538

Total	$19,040	$31,920	$40,919

Other than $4,444,000 of revenue which originates in the UK, all of the Company’s revenue originates in Ireland. ST Microelectronics Srl., a company based in Italy, accounts for a significant portion of the Company’s revenues. (See note 3).

Loss from operations by origin

	Year ended December 31,
	1999	2000	2001
	(in thousands)
Ireland	$(2,818)	$(21,287)	$(41,366)
United Kingdom	(165)	37	219
United States	114	(86)	419
Rest of world	—	922	316

Total	$(2,869)	$(20,414)	$(40,412)

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, plant and equipment by origin

	Year ended December 31,
	2000	2001
	(in thousands)
Ireland	$3,315	$5,027
United Kingdom	917	1,226
United States	659	1,438

Total	$4,891	$7,691

Depreciation by origin

	Year ended December 31,
	1999	2000	2001
	(in thousands)
Ireland	$973	$1,360	$1,670
United Kingdom	93	460	575
United States	23	124	423

Total	$1,089	$1,944	$2,668

Capital expenditures by origin

	Year ended December 31,
	1999	2000	2001
	(in thousands)
Ireland	$997	$2,676	$3,555
United Kingdom	48	230	911
United States	236	522	1,072

Total	$1,281	$3,428	$5,538

The following table sets forth the clients which represented 10% or more of the Company’s net revenue in each of the periods set out below.

	Year ended December 31,
	1999	2000	2001
	(in thousands)
Client A	$12,879	$12,442	$12,592
Client B	$—	$3,379	$—

PARTHUS TECHNOLOGIES PLC

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

21.    Commitments and Contingencies

The Company is not party to any litigation or other legal proceedings that the Company believes could reasonably be expected to have a material adverse effect on the Company’s business, results of operations and financial condition.

Under the terms of capital grant agreements, amounts received of $1,034,000 may become repayable in full should certain circumstances specified within the grant agreements occur. The Company has not recognized any loss contingency, having assessed as remote the likelihood of these events arising.

The Company has several non-cancellable operating leases, primarily for equipment. These leases generally contain renewal options and require the Company to pay all executory costs such as maintenance and insurance.

The Company paid $ 631,000, $1,176,641 and $1,699,309 in rental expense for the fiscal years ended December 31, 1999, 2000 and 2001, respectively.

Future minimum rental commitments for operating leases with non-cancellable terms in excess of one year are as follows:

Minimum rental payments
(in thousands)
2002	$1,746
2003	$1,407
2004	$1,215
2005	$919
2006	$908

22.    Supplemental Disclosure of Cash Flow Information

	Year ended December 31,
	1999	2000	2001
	(in thousands)
Cash paid for interest	$—	$—	$—
Cash paid for income taxes	$249	$4	$395
Shares issued as non cash consideration	$—	$1,859	$57,337

23.    Subsequent Events—Unaudited Information

In April 2002, the company announced that it had entered into an agreement with DSP Group, Inc and Ceva Inc., providing for the merger of Parthus with Ceva, the intellectual property subsidiary of DSP Group. This combination to be effected by a merger of equals, has been unanimously approved by the board of directors of both companies. The new combined company, to be called Parthus Ceva, Inc., will be incorporated in Delaware and headquartered in San Jose, California, with principal executive offices in Dublin, Ireland and Herzeliya, Israel.

Following the announcement of the company’s intention to enter into a combination agreement with Ceva, Inc., the company agreed to issue an aggregate of 2,114,109 Parthus ordinary shares effective May 28, 2002 to the former shareholders of Chicory Systems, Inc., in full satisfaction of the company’s obligations with respect to a contingent issuance of a further 21.9 million ordinary shares in connection with the Company’s acquisition of Chicory. The 2,114,109 share issuance will be accounted for as additional purchase consideration and recorded as additional goodwill of $887,926 in the second quarter of 2002.

SIGNATURES

The registrant certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PARTHUS TECHNOLOGIES PLC

By:	/s/ KEVIN FIELDING
Kevin Fielding President

By:	/s/ ELAINE COUGHLAN
Elaine Coughlan Chief Financial Officer

Date July 9, 2002

INDEX TO EXHIBITS

Exhibit	Description
(1)1.1	Memorandum of Association of the Registrant.

(1)1.2	Articles of Association of the Registrant.

(2)2.1	Specimen ordinary share certificate.

(3)2.2	Form of Deposit Agreement.

(3)2.3	Form of American Depositary Receipt (included in Exhibit 2.2).

(1)4.1	Deed of Warranties dated December 8, 1998 between the Registrant, Brian Long, Peter McManamon, Michael Peirce and Kelburn Limited and GS Capital Partners III, L.P. and others

(1)4.2	Lease dated November 8, 1996 between the Registrant and Veton Properties Limited.

(5)4.3	Combination Agreement among Parthus, DSP Group, Inc. and Ceva, Inc. dated April 4, 2002.

4.4	Employment Agreement between Parthus Technologies plc and Brian Long dated as of October 25, 1996

4.5	Employment Agreement between Parthus Technologies plc and Peter McManamon dated as of October 25, 1996

4.6	Employment Agreement between Parthus Technologies plc and Kevin Fielding dated as of March 3, 1998

4.7	Employment Agreement between Parthus Technologies plc and Eoin Gilley dated as of November 10, 2000

4.8	Employment Agreement between Parthus Technologies plc and Elaine Coughlan dated as of August 10, 1999

4.9	Employment Agreement between Parthus Technologies plc and William McLean dated as of November 4, 1998

8.1	Subsidiaries of the Registrant.

10.1	Consent of KPMG.

(1)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (registration no. 333–11904) filed on May 3, 2000, and incorporated herein by reference.
(2)	Filed as an exhibit to Amendment No. 1 to the Registrant’s Registration Statement on Form F-1 (registration no. 333-11904) filed on May 12, 2000, and incorporated herein by reference.
(3)	Filed as an exhibit to the Registrant’s Statement on Form F-6 (registration no. 333-11902) filed on May 3, 2000, and incorporated herein by reference.
(4)	Filed as an exhibit to the Registrant’s Registration Statement on Form F-1 (registration no. 333–12734) filed on October 23, 2000, and incorporated herein by reference.
(5)	Filed as an exhibit to the Registrant’s Annual Report on Form 20-F for the year ended December 31, 2001, filed on May 17, 2002.